SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       China Yuchai International Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   G210821050
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              Baker & McKenzie LLP
                                805 Third Avenue
                               New York, NY 10022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [X]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [X]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [X]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    HONG KONG
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    QIN XIAOCONG
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    ZHU GUOXIN
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

CUSIP NO.  G210821050                 13D

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY)

    YUAN XUCHENG
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
    (SEE INSTRUCTIONS)                                                 (b) [_]

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
    7.  SOLE VOTING POWER

        -0-
--------------------------------------------------------------------------------
    8.  SHARED VOTING POWER

        8,601,550
--------------------------------------------------------------------------------
    9.  SOLE DISPOSITIVE POWER

        -0-
--------------------------------------------------------------------------------
    10. SHARED DISPOSITIVE POWER

        8,601,550
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,601,550
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------

     The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. ("Goldman") and Coomber Investment Limited ("Coomber") with the United States Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited ("Zhong Lin"), Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the "Reporting Persons"), Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by the Reporting Persons on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by the Reporting Persons on December 23, 2003, and Schedule 13D (Amendment No. 5) filed with the Commission by the Reporting Persons on March 15, 2004 is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 6) have the meanings set forth in the Reporting Persons' Schedule 13D (Amendment No. 1).

Item 4.  Purpose of Transaction

     Item 4 is amended by the addition of the following:

     In their Schedule 13D (Amendment No. 1), the Reporting Persons reported a series of disputes between the Chinese investors in the Company (including the Reporting Persons) and local management of Guangxi Yuchai Machinery Co. Ltd. ("GYMCL"), on the one hand, and Hong Leong Asia, Ltd. ("HLA") and management of the Company, on the other. Thereafter, the Reporting Persons and the Company each reported that in July 2003 GYMCL and CYI had executed an agreement in principle to settle their disputes. The settlement contemplated that the parties would work together to achieve governance arrangements for the Company that would exclude or eliminate the Special Share in the Company beneficially owned by HLA and a possible restructuring of the Company's interest in GYMCL. See
Schedule 13D (Amendment No. 3) filed by the Reporting Persons on August 5, 2003 and the Company's Report on Form 6-K filed August 4, 2003. The Reporting Persons are filing this Schedule 13D (Amendment No. 6) to disclose several recent developments relevant to the previously reported disputes and the status of discussion relating to the transactions contemplated by the settlement.

I.   CYI'S Failure to Conform its Relationship With GYMCL to Chinese Law.
     --------------------------------------------------------------------

     CYI's principal asset is its 76.4% beneficial interest in GYMCL, held through six intermediate holding companies, which are sometimes referred to herein as the "foreign shareholders" of GYMCL. Under the CYI Shareholder Agreement, HLA is the "Controlling Shareholder" of CYI. HLA is also the holder of the CYI Special Share. Pursuant to the terms of the CYI Shareholder Agreement and the Special Share, HLA claims the right to control both CYI and, through CYI, GYMCL.

     GYMCL is located in China, operates in China, and is incorporated under the laws of China. Chinese law therefore applies to all issues of corporate governance involving GYMCL. The Chinese government has repeatedly advised GYMCL, CYI, and HLA that the rights to control GYMCL claimed by CYI and HLA have never received the governmental approvals necessary to make them effective in China, and it has directed GYMCL, CYI and HLA to remedy these legal irregularities. CYI and HLA have not complied with these directives of Chinese government authorities. GYMCL, however, as a Chinese company, is obligated to follow Chinese law, and GYMCL may not give effect to the attempts of CYI and HLA to control GYMCL in the absence of the necessary Chinese government approvals. This fundamental dispute is the basis for most of the disagreements as to GYMCL's corporate governance between CYI and HLA, on the one hand, and the Chinese investors in GYMCL and GYMCL's local management, on the other.

     A.   CYI and HLA Have Not Complied with the Instructions of the Chinese
          ------------------------------------------------------------------
          Government Regarding the Ownership and Control of GYMCL.
          --------------------------------------------------------

     In a Form 6-K filed with this Commission on June 26, 2003, CYI disclosed that it had recently received copies of letters from "various government agencies stating that the transfer of ownership of shares with respect to GYMCL in November 1994, in connection with [CYI's IPO], was not validly approved by the Chinese authorities, and that as a result the exercise by GYMCL's foreign shareholders of control over GYMCL has been improper." In the letters in question, the Chinese Government authorities at the central, provincial, and local levels had also directed GYMCL, CYI, and HLA to bring CYI's ownership of, and HLA's asserted right to control, GYMCL into conformity with Chinese law. See Exhibits 19(b) and 19(c) to the Reporting Persons' Schedule 13D (Amendment No.
1).

     In the June 26, 2003 Form 6-K, CYI stated that, "based on advice from its special Chinese counsel," CYI believed that the communications from the Chinese government reflected an "incorrect understanding" of relevant facts and an "incorrect interpretation" of prior government "approvals." CYI did not attach to the Form 6-K any written "advice from its special Chinese counsel" explaining why that counsel thought the Chinese government's interpretation of its own laws and administrative actions were incorrect. CYI did indicate, however, that it was forwarding its views on the relevant issues of Chinese law to "various Chinese government agencies." To the best of Responding Persons' knowledge, in the 20 months since the filing of the June 26, 2003 Form 6-K, no Chinese government agency has accepted CYI's views.

     B.   CYI Has Been Unable to Substantiate Its Claim that CYI's Majority
          -----------------------------------------------------------------
          Ownership of, and HLA's Rights to Control, GYMCL Have Received the
          ------------------------------------------------------------------
          Government Approvals Required by Chinese Law.
          ---------------------------------------------

     Coomber believes that it is CYI's largest shareholder. Coomber has repeatedly invited CYI and HLA to substantiate their claim that CYI's majority ownership of, and HLA's rights to control, GYMCL comport with Chinese law, despite the contrary views of the Chinese government. In extensive correspondence between counsel for CYI and HLA and counsel for the Reporting Persons, CYI and HLA have not identified any action by the Chinese Government that approved CYI's majority ownership of, or HLA's right to control, GYMCL. In support of their views, CYI and HLA have relied solely on an opinion of local Chinese counsel that they maintain is confidential. At a September 9, 2004 meeting of the Board of Directors of GYMCL, representatives of Coomber invited the local Chinese counsel for CYI and HLA to identify the action of the Chinese government by which that government approved CYI's majority ownership of, and HLA's rights to control, GYMCL. The counsel for CYI and HLA did not do so.

     C.   CYI and HLA Have not Cooperated with the Efforts of the Reporting
          -----------------------------------------------------------------
          Persons to Bring the Corporate Governance Structure of GYMCL into
          -----------------------------------------------------------------
          Conformity with Chinese Law.
          ----------------------------

     The Reporting Persons believe that HLA's exercise of control over GYMCL without proper government approval and contrary to the Chinese government's explicit instructions to GYMCL and CYI is inconsistent with Chinese law and contrary to the interests of CYI shareholders. For these reasons, on September 7, 2004 Coomber requested a special general meeting of CYI to consider, among other issues, the cancellation of the CYI Special Share beneficially owned by HLA and concomitant revisions to CYI's by-laws. Such a meeting was held in Hong Kong on October 11, 2004. The CYI Board of Directors, at the direction and under the control of HLA, invoked various procedural rules to block any consideration of these issues by the Board.

     D.   Failure to Conform to Chinese Law Has Interfered with the Proper
          ----------------------------------------------------------------
          Corporate Governance of GYMCL.
          ------------------------------

          1. The CYI "Special Share" Impedes Revisions to GYMCL's Articles of Association.

     On November 5, 2003, the GYMCL board of directors approved new corporate governance guidelines for GYMCL with the support of both HLA and the Chinese shareholders of GYMCL. GYMCL's counsel advised the directors at the time, however, that, as a matter of Chinese law, in order to become effective many of the corporate guidelines would have to be adopted as amendments to GYMCL's Articles of Association and registered with China's Ministry of Commerce. GYMCL's company counsel further advised the directors that the Ministry of Commerce would not register such amendments until (a) CYI had obtained the proper Chinese government approvals for CYI's ownership of GYMCL, and (b) CYI had cancelled the Special Share in CYI. CYI and HLA have not yet complied with these requirements. For this reason, GYMCL has been unable to register and bring into effect the revisions to GYMCL's corporate governance guidelines that have been mutually agreed between HLA and the Chinese investors in GYMCL.

          2. HLA's Refusal to Relinquish Its Special Share in CYI Has Frustrated the Proper Convening and Conduct of GYMCL Shareholder and Board Meetings.

     By letter dated October 29, 2004, Hong Leong Technology Systems (BVI) Limited, an affiliate of HLA and one of the foreign shareholders ("Hong Leong
(BVI)"), forwarded to GYMCL a Notice of Interim Shareholders' Meeting requesting that an Interim Shareholders Meeting of GYMCL be held. Hong Leong (BVI) stated that it was making the request on behalf of all six of the foreign shareholders
- the intermediate holding companies through which CYI holds its equity interest in GYMCL. The letter, however, was signed only by Hong Leong (BVI), and the Notice was unsigned. Article 22 (b)(3) of the GYMCL Articles of Association requires that shareholders holding more than one third of the shares call for the convening of an Interim Meeting. GYMCL therefore determined that the Notice was ineffective.

     Noting, however, that a general meeting of GYMCL's shareholders was overdue, GYMCL announced that a general shareholders' meeting would be held in Guangzhou, China on December 6, 2004. That meeting was duly convened. At that meeting, the GYMCL company secretary noted that the representatives of Earnest Assets Ltd., Cathay Diesel Holdings, Ltd., Tsang & Ong Nominees (BVI) Ltd., Goldman Sachs Guangxi Holding (BVI) Ltd., and Youngstar Holdings Ltd. (the foreign shareholders of GYMCL other than Hong Leong (BVI)),were acting under the direction and control of HLA. Chinese authorities had repeatedly advised GYMCL that such direction could not be given legal effect in China to assert or exercise control over GYMCL. Accordingly, the GYMCL company secretary explained that GYMCL could not, consistent with Chinese law, accept the credentials of these representatives as shareholders of GYMCL, and that the quorum of shares necessary to constitute a meeting under Article 26 of the GYMCL Articles of Association was, accordingly, lacking. GYMCL Chairman Wang Jian Ming therefore postponed the meeting for lack of a quorum in accordance with the requirements of Article 29 of the GYMCL Articles of Association.

     That same evening, the foreign shareholders of GYMCL served on the management of GYMCL an "Urgent Notice" dated December 6, 2004. In that "Urgent Notice" the foreign shareholders reported that, after the general shareholders' meeting had been postponed, they had purported to hold an "interim shareholders' meeting" and to pass various resolutions at that meeting. The Reporting Persons believe that the "Urgent Notice" itself revealed that this "interim shareholders' meeting" was invalid for each of several reasons: (i) for applicable rules of corporate governance, the foreign shareholders were relying on the provisions of an eight-year-old draft revision of the GYMCL Articles of Association that had never been approved by GYMCL's shareholders or by the Ministry of Commerce; (ii) the foreign shareholders erroneously assumed that the Notice of Interim Shareholders' Meeting dated October 29, 2004 had been properly served on GYMCL by all six of the foreign shareholders and not Hong Leong (BVI) alone, as was, in fact, the case; (iii) GYMCL's Chairman had just postponed a general meeting of the shareholders in accordance with the terms of GYMCL's Articles of Association and there was no authority under the Articles for reconvening that meeting; and, (iv) in any event, the foreign shareholders were acting, with respect to GYMCL, under the direction of HLA, which they had been advised was unlawful in China. By letter dated December 10, 2004, GYMCL called these procedural errors to the attention of each of the foreign shareholders. A copy of this letter has been filed as Exhibit 23 to this Schedule 13D (Amendment No. 6). Neither the foreign shareholders nor their parent corporation CYI have replied to GYMCL's letter of December 10, 2004.

     On December 22, 2004, GYMCL announced that the general shareholders' meeting postponed from December 6, 2004 would be convened in Yulin City, Guangxi, China on January 5, 2005. On the evening of January 4, 2005, the flight of GYMCL Chairman Wang Jian Ming to Guangxi was cancelled. Mr. Wang is also the Chairman of Guangxi Holding, one of the Reporting Persons and the holder of an approximately 22% direct equity interest in GYMCL. The GYMCL secretary therefore telephoned representatives of GYMCL shareholders, including representatives of the foreign shareholders of GYMCL, notifying them that the meeting would be delayed from the originally scheduled time of 9:00 AM until 3:00 PM to permit Chairman Wang to arrive. No one objected to this change. On the morning of January 5, 2005, however, the Vice-Chairman of GYMCL's board of directors, Gao Jia Lin, an employee of HLA, insisted on immediately convening a shareholders' meeting at the originally scheduled time and before Chairman Wang could arrive. The resulting "meeting" was attended solely by two representatives of the foreign shareholders. This "meeting," like the purported "interim shareholder's meeting" of December 6, 2004, purported to pass a number of resolutions. The Reporting Persons consider these measures without effect under Chinese law for reasons similar to those that applied to the purported December 6 interim meeting.

II.  Status of July 2003 Agreement
     -----------------------------

     As indicated above and as previously reported, in July 2003 CYI and GYMCL concluded an agreement to resolve then pending litigation and arbitral proceedings and to restructure the relationship between CYI and GYMCL. In the July 2003 Agreement, CYI undertook to prepare specific asset and capital restructuring proposals for CYI and GYMCL. CYI did not present a written restructuring proposal until November 2003. CYI's November 2003 proposal was infeasible for reasons that the Reporting Persons believe were, or should have been, evident to CYI's legal and financial advisers at the time including, among other matters, potential adverse tax consequences to CYI shareholders. In the subsequent months, CYI has repeatedly stated in its reports filed with the Commission that it is attempting to implement the July 2003 Agreement, although neither CYI nor its Controlling Shareholder HLA has prepared and submitted to any of the Reporting Persons any written restructuring proposal since November 2003.

     At the initiative of the Reporting Persons, beginning in February 2004 representatives of Coomber and Guangxi Holding, on the one hand, and CYI and HLA, on the other, have met at various locations in Asia and the United States to discuss implementation of the July 2003 Agreement. In these meetings, Coomber and Guangxi Holding have put forward numerous proposals to implement the July 2003 Agreement. HLA and CYI have responded to and requested changes to those proposals, and Coomber and Guangxi Holding have accepted many of these changes. Nevertheless, CYI and HLA have not agreed to any of the proposals put forward by Coomber and Guangxi Holding and have put forward no written implementation plan of their own since November 2003. Having made insufficient progress in implementing the July 2003 Agreement, Mr. Wang, the Chairman of GYMCL, by letter dated December 6, 2004 therefore demanded that, consistent with its obligations under the July 2003 Agreement, CYI prepare on or before January 1, 2005 a detailed implementation plan for a restructuring of CYI and GYMCL. A copy of Mr. Wang's December 6, 2004 letter to CYI has been filed as Exhibit 24 to this
Schedule 13D (Amendment No. 6). CYI has not responded to this demand.

     As part of the July 2003 Agreement, CYI also agreed that, pending the implementation of the July 2003 Agreement, directors nominated by Coomber and Guangxi Holding would constitute a majority of the GYMCL board. Representatives of CYI, at the direction of HLA, have repeatedly attempted to renege on this provision of the July 2003 Agreement by attempting, at both GYMCL board and shareholders' meetings, to reinstate a board majority consisting of HLA designees which HLA would control. These efforts have failed for procedural reasons. CYI, at the direction of HLA, then purported to effectuate this plan through resolutions passed at the December 6, 2004 "interim shareholders meeting," which, as described above, was attended solely by representatives of the foreign shareholders controlled by HLA. For reasons noted above, the Reporting Persons believe that these resolutions lack legal effect. The Reporting Persons also believe, however, that these resolutions evidence the apparent intention of CYI to repudiate its agreement with respect to composition of the GYMCL board pending implementation of the July 2003 Agreement.

     Despite these actions by CYI and HLA, the Reporting Persons are endeavoring to implement their obligations under the July 2003 Agreement in good faith and remain willing to meet with CYI and HLA for these purposes.

III. Coomber and Guangxi Holding Have Established a Marketing and Logistics
     ----------------------------------------------------------------------
     Company With a View to Improving GYMCL's Results.
     -------------------------------------------------

     GYMCL manufactures diesel engines that are sold to truck manufacturers. Purchasers of trucks manufactured with GYMCL engines are primarily sole proprietorships. In 2002, GYMCL's local management identified problems confronting Chinese sole proprietor truck operators with respect to financing, insurance, administrative support, booking, and other operational issues. The Chinese investors in GYMCL and GYMCL's local management believed that these problems were inhibiting GYMCL engine sales, and that GYMCL would benefit significantly from cooperation with an integrated marketing and logistics company that could assist Chinese truck operators to overcome these problems in purchasing trucks equipped with GYMCL engines. Coomber and Guangxi Holding, supported by local GYMCL management, reported these opportunities to the GYMCL board, which approved a limited program to implement these proposals at a board meeting on September 30, 2003. Coomber, Guangxi Holding and local GYMCL management felt that the limited program did not provide for adequate capitalization of the marketing and logistics company and, in any event, the corporate governance disputes described above blocked efforts to establish a full-service marketing and logistics company under GYMCL ownership.

     In March 2004, Coomber and Guangxi Holding therefore established Yuchai Marketing Company Limited ("YMC"). Coomber contributed RMB 90 million in exchange for 90% of the equity in YMC. Guangxi Holding contributed RMB 10 million in exchange for the remaining 10% of YMC's equity. YMC and its subsidiaries, together with Yuchai Express Guarantee Co., Ltd., a subsidiary of GYMCL, provide a combination of insurance, financing, warranty servicing, administrative, and marketing services to independent Chinese truck operators and thereby facilitate sales and servicing of GYMCL products. The Reporting Persons understand that GYMCL's local Chinese management believes that GYMCL has realized appreciable benefits from cooperation with YMC, including increased engine sales and increased GYMCL brand loyalty among Chinese truckers. The Reporting Persons expect these benefits to increase as YMC's operations expand.

     In anticipation of such benefits, GYMCL loaned YMC approximately RMB 205 million in 2004, principally for working capital. These loans were initially disbursed directly to YMC. On September 9, 2004, these loans were approved by GYMCL's Board of Directors, although the "interim shareholders' meeting" ostensibly held on December 6, 2004 described above under part I.D.2 of this
Item 4 purported to declare such approval invalid. In November and December 2004, the loans were restructured in the form of entrustment loans under the auspices of the Industrial and Commercial Bank of China, pursuant to which that bank, in effect, acts on behalf of GYMCL in making and administering the loans to YMC. The loans to YMC are secured by guarantees from Coomber and Guangxi Holding. GYMCL remains at risk if the loans are not repaid but has recourse against Coomber and Guangxi Holding under their guarantees. Copies of the loan documents have been filed as Exhibits 25 through 34 to this Schedule 13D (Amendment No. 6).

     YMC has also agreed in principle to purchase GYMCL's 71.38% interest in the spare parts business of GYMCL Monopoly & Marketing Co., Ltd., a subsidiary of GYMCL. This transaction was approved, also in principle, on December 7, 2004 by GYMCL's Board of Directors. The terms of the transaction are under discussion, and the parties have authorized an independent valuation firm to determine the fair price of the business and assets in question.

     The Reporting Persons continue to believe that GYMCL's interests would be best served if the marketing and logistics business currently conducted by YMC were under the ownership and control of GYMCL. It is, therefore, their intention to propose that GYMCL acquire YMC in connection with the overall resolution of the more general corporate governance issues between CYI and GYMCL, including termination of the Special Share control arrangements, on a mutually satisfactory basis. The modalities of the transfer could include a conversion of YMC's current debt to GYMCL into a majority equity interest in YMC.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by the addition of the following:

     By letter dated December 7, 2004, Coomber requested, pursuant to the Amended and Restated Registration Rights Agreement of CYI, that CYI file a shelf registration statement with the Commission under the Securities Act of 1933, as amended, for the offer and sale of the 4,601,550 shares of CYI common stock held by Coomber and not previously registered pursuant to the Securities Act. Coomber agreed to pay all Registration Expenses (as defined in the registration rights agreement) in connection with its request. Coomber also stated that it might utilize various possible methods of distributing its shares, including one or more of the transactions described under the caption "Plan of Distribution" in CYI's prospectus dated March 24, 2004 or in one or more prepaid forward sale transactions of the type described in the Reporting Persons Schedule 13D (Amendment No. 4).

     The Company has not yet filed the shelf registration statement that the Reporting Persons requested, and the Reporting Persons are unable to predict the timing of the filing of such registration statement or whether or how many shares of the Company's Common Stock beneficially owned by the Reporting Persons will be sold pursuant to any such registration statement. The Reporting Persons' disclosure of their request does not constitute an offer to sell or a solicitation of an offer to purchase any securities of the Company owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended by the addition of the following:

     Reference is made to Item 4 of this Schedule 13D (Amendment No. 6) for information relating to the entrustment loans made to YMC under the auspices of the Industrial and Commercial Bank of China. The information relating to such agreements set forth in Item 4 is qualified in its entirety by the complete provisions of such agreements, copies of which have been filed as Exhibits to this Schedule 13D (Amendment No. 6).

Item 7.  Material to be Filed as Exhibits

      Exhibit                Document
      -------                --------

        23 Letter dated December 10, 2004 from GYMCL to the foreign shareholders of GYMCL (English version only - Chinese text omitted)

        24 Letter dated December 5, 2004 from Mr. Wang Jian Ming, Chairman of GYMCL, to the Company

        25 Agency Agreement dated November 8, 2004 between GYMCL, as principal, and Industrial and Commercial Bank of China, Jiangnan Branch, Yulin City Municipality ("ICBC") as agent

        26 Letter of Entrustment dated November 20, 2004 between GYMCL, as principal, and ICBC as agent

        27 Entrusted Loan Contract dated December 2, 2004 among GYMCL as principal, ICBC as agent and YMC as borrower

        28 Notice for Extending Entrusted Loans from GYMCL to ICBC dated December 2, 2004

        29 Guaranty Contract dated December 2, 2004 between Coomber, as Guarantor and GYMCL as creditor

        30 Guaranty Contract dated December 2, 2004 between Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), as Guarantor and GYMCL as creditor

        31 Entrusted Loan Contract dated December 3, 2004 among GYMCL as principal, ICBC as agent and YMC as borrower

        32 Notice for Extending Entrusted Loans from GYMCL to ICBC dated December 3, 2004

        33 Guaranty Contract dated December 3, 2004 between Coomber, as Guarantor and GYMCL as creditor

        34 Guaranty Contract dated December 3, 2004 between Guangxi Holding, as Guarantor and GYMCL as creditor

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 15, 2005

                                            COOMBER INVESTMENTS LIMITED


                                            By:  /s/ Qin Xiaocong
                                               --------------------------------
                                            Name:  Qin Xiaocong
                                            Title:  Director

                                            GOLDMAN INDUSTRIAL LTD.


                                            By:  /s/ Qin Xiaocong
                                               --------------------------------
                                            Name:  Qin Xiaocong
                                            Title:  Director

                                            ZHONG LIN DEVELOPMENT COMPANY
                                            LIMITED


                                            By  /s/ Qin Xiaocong
                                               --------------------------------
                                            Name:  Qin Xiaocong
                                            Title:  Director

                                            GUANGXI YUCHAI MACHINERY STATE
                                            HOLDING COMPANY


                                            By: /s/ Wang Jianming
                                               --------------------------------
                                            Name:  Wang Jianming
                                            Title:  Chairman

                                                 /s/ Qin Xiaocong
                                            -----------------------------------
                                                 Qin Xiaocong

                                                 /s/ Zhu Guoxin
                                            -----------------------------------
                                                 Zhu Guoxin

                                                 /s/ Yuan Xucheng
                                            -----------------------------------
                                                 Yuan Xucheng

                                                                      Exhibit 23

                       Guangxi Yuchai Machinery Co., Ltd.
                       ----------------------------------


                                                                      2004-12-10

To:

Hong Leong Technology Systems (BVI) Limited
Earnest Assets Limited
Youngstar Holdings Ltd.
Cathay Diesel Holdings Ltd.
Goldman Sachs Guangxi Yuchai Holdings (BVI) Ltd
Tsang & Ong Nominees (BVI) Ltd

Re: The Urgent Notice from the Foreign Shareholders regarding the Outcome of the Shareholders Meeting of Guangxi Yuchai Machinery Company Limited dated December 6, 2004.

Gentlemen:

I refer to the above "Urgent Notice." Please be advised that the "Urgent Notice" is premised on a number of factual and legal errors. The actions that you have reported therein are, accordingly, improper and wholly without legal effect.

1.       Shareholders Meeting of December 6, 2004

Your report of the Shareholders Meeting of December 6, 2004 materially misrepresents what occurred at that meeting. (See "Urgent Notice" pp. 3-5.)

Company Secretary Cooper Su explained at the meeting that, except Hong Leong Technology Systems (BVI) Limited, the credentials of each of the BVI companies could not be accepted under Chinese law because the representatives of each of your companies was acting under the direction and control of Hong Leong Asia Ltd. ("HLA") and Chinese authorities have repeatedly advised you that such direction and control cannot be given legal effect in China. As a consequences, the quorum of shares necessary to constitute a meeting under Article 26 of the Articles of Association was lacking. Chairman Wang Jian Ming therefore postponed the meeting for lack of a quorum in accordance with Article 29 of the Articles of Association. These matters were clearly stated at the Shareholders' meeting in both Chinese and English. We can only conclude your omission of these matters from your summary of the meeting was intentional and was intended to mislead third parties as to what occurred. The statement in your "Urgent Notice" that Wang Jian Ming declared the meeting closed for reasons having to do with the attempt to call an Interim Meeting is simply untrue. The statement in the purported "Resolution" that the foreign shareholders adopted that Wang Jian Ming left the meeting "groundlessly" is likewise untrue, and very patently, a lie.

2.       Purported "Interim Meeting"

The "Urgent Notice" discusses at some length the foreign shareholders attempts to convene an "Interim Shareholders Meeting" and argues that the Company's failure to hold such an Interim Meeting was in violation of the Company's Articles of Association. That discussion, too, includes numerous factual and legal inaccuracies, most of which are evident on the face of the documents attached to the "Urgent Notice."

Article 22 (b)(3) of the Articles of Association requires that shareholders holding more than one third of the shares call for the convening of an Interim Meeting. The amended Articles on which the "Urgent Notice" relies for a 10% rule are a 1996 draft that was never approved by the company's shareholders or by the Ministry of Foreign Trade and Economic Cooperation (the agency responsible for such approvals in 1996). We refer you to your own Attachment III to the "Urgent Notice," which is only a mark-up of the original Articles.

The "Urgent Notice" further contends that the one-third requirement was, in any event, met because BVI companies hold in the aggregate more than one-third Guangxi Yuchai's shares. Contrary to the "Urgent Notice," however, the Notice of Interim Shareholders' Meeting of October 29 was not filed by all six foreign shareholders. We refer you to your own Attachment I. The Notice at Attachment I is not signed by any of the foreign shareholders, nor was the original Notice that was received by the Company. The cover under which the Notice was sent to the Company was on the letterhead of HL (BVI) and was signed only by a representative of HL (BVI). We are aware of no documents evidencing that any company other than HL (BVI) authorized the Notice.

Not, as the "Urgent Notice" contends, did Guangxi Yuchai accept the October 28 Notice by publishing the notification of a shareholders' meeting in the Chinese press. Once again, we refer you to your own Attachments, in this case Attachment
VI. The notice there plainly indicates that the Company was calling a General Meeting of the Company's shareholders.

With all due respect, these unfortunate errors could have been avoided if you had simply read your own Attachments or followed the valid Articles of Association of the Company.

3.       Purported "Interim Shareholders Meeting" Invalidly Convened

The Interim Shareholders Meeting described in your "Urgent Notice" was invalidly convened for each of several reasons.

As noted above, no Interim Shareholders Meeting was ever properly called. Further, only the Chairman of the Company has the authority to convene such a meeting, and the Chairman did not do so.

A General Shareholders Meeting was, however, properly convened pursuant to the November 4 newspaper notice. That Meeting was closed by the Chairman. The foreign shareholders had no authority under the Company's Articles of Association to convene a new meeting, to continue the General Shareholders Meeting, or to appoint Gao Jia Lin as a Chairman for any such kind of meeting.

Further, it appears that, whatever kind of meeting you purported to hold, you were operating on the basis of draft Company Articles that never became valid. Any action taken under these circumstances cannot be valid or bind the Company.

Finally, and most fundamentally, as you have been repeatedly advised, any actions of the foreign shareholders taken at the direction and control of HLA cannot be given legal effect in China consistent with Chinese law.

4.       Board of Directors Meeting

The Guangxi Yuchai Board of Directors meeting was held on December 7, 2004, as scheduled. For the reasons set out above, the "Resolution" of the foreign shareholders purporting to cancel that meeting was of no legal effect. We note that prior to your "Urgent Notice" each of the following Directors signed an attendance record confirming that they were present for that meeting: Teo Tong Kooi, Wrixon Gasteen, and Gao Jia Lin. Their decision not to sit through the meeting was their choice and has no effect on their legal presence at the meeting. They were recorded as leaving the meeting without excuse and not voting for each of the votes held at the meeting.

5.       Repudiation of July 2003 Agreement

One of the actions that you purported to take at the "Interim Shareholder Meeting" described in your "Urgent Notice" was the election of two additional directors to the Board of the Company. That action, like all other actions taken at the purported meeting, was without legal effect. We note, however, that the reduction of the number of directors of the Company to 11 was a material condition to the July 2003 Agreement by your common parent corporation, China Yuchai International Ltd. ("CYI"). This is inconsistent with CYI's recent (November 8, 2004) 6-K report to the United States Securities & Exchange Commission confirming CYI's commitment to implement that Agreement. We are, therefore, copying this letter to CYI and ask that CYI promptly confirm whether it considers itself still bound to the July 2003 Agreement.

Very truly yours,

Wang Jian Ming
Chairman

cc:      China Yuchai International Limited.
         (Fax No. (65) 62260502)

cc: Bureau of Administration on industry and Commerce of Guangxi Zhuang Autonomous Region

Address: No. 37, xinghu Road, Nanning City, Guangxi Zhuang Autonomous Region, China

Telephone:        0771-5533551
Facsimile:        0771-5531200
Postcode:         530022

cc: Vice-minister Ma Xiuhong, Ministry of Commerce of the People's Republic of China

Facsimile:        0086-10-65198173
cc:      Secretary Cao Bochun, People's Government of Guangxi Zhuang Autonomous
         Region

(Fax No. 0086-771-5898331)



cc: Secretary Chen Jiwa, Organizational Department, People's Government of Guangxi zhuang Autonomous Region

(Fax No.:         0086-771-5898331)

cc: Secretary Lian Younong, Organizational Department Yulin Municipal People's Government

(Fax No.:         0086-775-2855255)

cc:      Mayor Assistant, Dr. Gu Tangsheng, Yulin Municipal People's Government

(Fax No.:         0086-775-2828222)

                                                                      Exhibit 24

                       Guangxi Yuchai Machinery Co., Ltd.




VIA FACSIMILE
+65-6222 0087

Mr. Wrixon Gasteen
President
China Yuchai International Limited
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581



Dear Mr. Gasteen:

         We refer to CYI's press release of November 8, 2004, reporting on CYI's recent performance and announcing CYI's intentions for the future.

         The management and employees of Guangxi Yuchai Machinery ("GYM") are very proud of our results this year. A great deal of careful planning by our management and hard work by our employees produced the dramatic increases in sales, revenues, and net income that were reported in your press release. We are pleased that CYI shares our satisfaction in these results and hope that your shareholders are satisfied as well. The market certainly responded positively to this announcement, with CYI's share price rising more than 20% when the results were released.

         We are also pleased to see your confirmation that "CYI remains committed to working towards an agreed plan with the parties to the July 2003 Agreement with the goal of enhancing value for its shareholders as expeditiously as possible." We are disappointed, however, to hear you express doubt that the restructuring contemplated in that Agreement can be implemented in the near future. We are, quite frankly, puzzled at this statement and what it reflects as to your intentions.

         In September of this year, we put forward an outline of a restructuring plan that we believed was consistent with the parties' intentions in the July 2003 Agreement and could, as a practical matter, be implemented promptly. Since that time, we have made every effort to try to implement that plan and to accommodate all legitimate concerns raised by your side. We are, therefore, disappointed that you have thus far been unwilling to enter into written undertakings to implement the July 2003 Agreement and that you have failed to submit any alternative proposal.

         Indeed, in the nearly 18 months since the July 2003 Agreement was signed, CYI's only proposal to implement that Agreement was the November 2003 CSFB proposal, which was clearly impracticable at the time CYI submitted it to us. During the past year, despite repeated representations to the United States

Securities & Exchange Commission ("SEC") that it is committed to implementing the July 2003 Agreement, CYI has submitted no specific proposal to implement that Agreement. All implementing proposals put forward over the past year have been put forward by our side, and CYI has confined itself to raising one objection after another to every proposal we have prepared.

         If CYI is, in fact, committed to implementing the July 2003 Agreement, we believe CYI should be able to put forward a specific implementation plan at this time. You have certainly had adequate time to consider our proposals and to devise any of your own. We therefore request that, on or before January 1, 2005, you present to us a realistic, detailed proposal to implement the July 2003 Agreement. We are prepared to have our attorneys and financial advisers meet with your advisers promptly thereafter to try to conclude a written agreement. If we do not receive such a plan from you by January 1, 2005, we must conclude that, contrary to your public statements and reports to the SEC, you have no intention of implementing the July 2003 Agreement in good faith, and we will so report to Chinese authorities and, if required, the SEC.

         In your recent press release you placed great emphasis on the importance of promptly putting into effect appropriate corporate governance guidelines for GYM. We share that intention and note that we cooperated fully last year in preparing such guidelines and obtaining their approval by the GYM Board of Directors. The sole obstacle to implementing those guidelines remains, however, the need to resolve the "golden share" issue. As you have been repeatedly advised, the arrangements whereby Hong Leong Asia Ltd. ("HLA"), through its "golden share" in CYI and related shareholder agreements, is able to control GYM are not accepted by the Chinese Government and cannot be recognized under Chinese law. In recent correspondence between our attorneys and again at the September 9, 2004 Board of Directors meeting, we offered you repeated opportunities to substantiate your position that, contrary to the views of the Chinese Government, HLA's "golden share" rights are lawful in China. You have been unable to do so. We must, therefore, request once again that CYI and HLA promptly take appropriate measures to eliminate their "golden share" control of GYM. We will then be in a position to implement the new corporate governance guidelines that we agree will be in the best interests of GYM, CYI, and CYI's shareholders.


                                    Sincerely yours,


                                    /s/ WANG JIANMING 04/12/5
                                    --------------------------------------------
                                    Wang Jianming
                                    Chairman, Guangxi Yuchai Machinery Co., Ltd.

                                                                      Exhibit 25

                                Agency Agreement

                               No.: 2004-weituo-1

Principal: Guangxi Yuchai Machinery Company Ltd.
Legal Representative:  Wang Jianming
Domicile: 88 Tianqiaoxi Road, Yuling

Agent:
Name: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of
      China
Legal Representative: He Jun
Domicile: 5 Yuchai Drive, Yuling

         The Principal hereby entrusts the Agent with the business of entrusted loans, which means that the Principal shall provide the funds for the loans, and the Agent shall give out the loans and assist the Principal in getting repayments thereof in accordance with Principal's instructions regarding the designated recipient as well as the uses, amounts, terms and interests of the loans. The Principal and the Agent, after friendly negotiations, enter into the following provisions for compliance by both parties.

                 Chapter One Rights and Obligations of Principal

Article 1

         The Principal shall provide the entrusted funds to the Agent. The entrusted funds shall be at the disposal of the Principal and shall be from legitimate sources. The Principal shall transfer the entrusted funds to the special account opened by the Agent for the entrusted funds before the loans are given out.

Article 2

         The Principal shall use its own discretion to determine the Borrower as well as the uses, amounts, terms and interests of the loans, etc., and shall enter into an Entrusted Loan Agreement with the Agent and the Borrower. The Borrower designated by the Principal shall have legal standing as such; the uses of the loans shall conform to laws, regulations and relevant policies; the amount of each loan shall not exceed that of the entrusted fund; and the interest rate on the loans shall not be higher than permitted loan interest for financial institutions stipulated by the People's Bank of China.

Article 3

         The Principal shall decide on its own whether the entrusted loans shall be guaranteed. If the loans are to be guaranteed, the Principal shall identify the guarantor and the collateral from those selected by the Borrower, and shall examine the legitimacy and reliability of the guaranty. The Principal shall also entrust the Agent to enter an Entrusted Loan Agreement (Guarantee Agreement for Entrusted Loan?) with the guarantor.

Article 4

         The Principal shall authorize the Agent to give out entrusted loans within the limits of the entrusted fund, and shall not require the Agent to give out funds in excess of the entrusted fund. Before giving out an entrusted loan, the Principal shall issue to the Agent a Notice for Extending Entrusted Loans, which shall set forth the number of the entrusted loan contract, the currency, amount, interest rate, and Borrower of the loan, Borrower's account number, confirmed method of guaranty, as well as information about the guarantor.

Article 5

         In cases where the Principal agrees to extend the term of the entrusted loan, the Principal shall give the Agent a 15-day prior notice, and shall enter into an Extension Agreement with the Agent and the Borrower. If the original loan is guaranteed, the Principal shall serve a 10-day prior notice on the guarantor requiring that the guarantor enter into with the Agent a contract to renew the guaranty contract.

Article 6

         The Principal shall assume the risk of the entrusted loans by itself, and shall not require in any form that the Agent assume such risk. When the Borrower is unable to timely pay the principal and interests of the loans, the Principal shall not require that the Agent assume liability for such payments.

Article 7

         The Principal may either supervise and manage by itself the Borrower's use of the entrusted loans, or entrust the Agent with the supervision and management of such use. The specific method of supervision and management shall be specifically set forth in the Entrusted Loan Contract.

Article 8

         The Principal shall pay to the Agent the service charges computed on the basis of the amount and term of the entrusted loan and the service charge rate agreed upon. The service charge rate agreed upon for the entrusted loan hereunder is 0.1/oo monthly. The method and time of payment of the service charges is by bank transfer before the 25th day of each month. Payment of the service charges is not conditioned on whether the Borrower has timely paid the principal and interests of the entrusted loan.

Article 9

         When the Principal requests that the Agent sue the Borrower on its behalf for loans that are already overdue, the Principal shall provide a written letter of entrustment. When the Borrower is bankrupt, the Principal shall have the right to request that the Agent assist it in the liquidation process and seek repayment of the loans.

Article 10

         With respect to the loans which as a matter of fact can not be repaid, the Principal shall serve on the Agent a written notice to release the Agent from performing the responsibilities and obligations under the agency agreement and to agree that the Agent may write off the amounts of such entrusted loans against the entrusted funds (?). Thereupon the Principal shall no longer be obligated to pay service charges.

Article 11

         The Principal shall assume and pay in advance expenses that will be incurred in connection with the handling of the entrusted business. Expenses hereunder will include but not be limited to the following: expenses for public notarization and registration in completing the procedures for guaranty, costs of litigation, property attachment and enforcement, expenses in connection with seeking repayment from the guarantor or disposal of the collateral, and other expenses.

Article 12

         The Principal represents that

(1) The entrustment hereunder is an act of the Principal out of its free will;
(2)      The entrusted funds are of legitimate sources and are at its disposal;
(3)      The Principal and its designated Borrower have legitimate standing;
(4) The intended use of the entrusted loans conform to the State's laws and regulations and relevant policies.
(5) The Principal shall assume all risks of the loans, and the Agent shall not be held liable for such risks in any form.

                   Chapter Two Rights and Obligations of Agent

Article 13

         The Agent enters into the Entrusted Loan Contract with the Principal and the Borrower pursuant to this agreement.

Article 14

         In cases where the entrusted loans are to be guaranteed and the procedures for the guaranty are to be completed by the Agent upon the authorization of the Principal, the Agent shall enter into a guaranty contract with the guarantor pursuant to the written notice from the Principal, and submit the guaranty contract to the Principal for confirmation and written comments. Expenses in connection with the notarization and registration of the guaranty contract shall be assumed and paid in advance by the Principal, and the Agent shall have not obligation to pay on behalf of the Principal.

Article 15

         After receiving an entrusted fund, the Agent shall open an entrusted fund account for the Principal, for settlement of amounts on the account. The Agent shall give out loans to the Borrower on designated dates as agreed upon in the Entrusted Loan Agreement and in accordance with the requirements of the Notice for Extending Entrusted Loans. After an entrusted loan is given out, the Agent shall open an entrusted loan account, for settlement of extended loans and repayments as well as interests accrued.

         The Agent shall have the right to refuse to give out loans if the Principal's request exceeds the amount of the entrusted fund.

Article 16

         Upon receiving notice from the Principal regarding the extension of the term of a loan, the Agent shall enter into an Extension Agreement with the Principal and the Borrower. If the extended loans are guaranteed loans, the Agent shall not undertake to complete the procedures for such extension before it enters into a renewed guaranty contract with the guarantor upon authorization from the Principal.

Article 17

         The Agent shall have the right to require that the Principal provide relevant materials to prove the legitimacy of the use of the entrusted loans hereunder. Where a listed company entrusts the Agent to give out entrusted loans to its shareholders, the Agent shall require that the listed company provide the relevant board resolution and promise that such entrusted loans will not be detrimental to the interest of other shareholders.

         When the Agent has doubts about the legitimacy of the use of the entrusted loans, it may refuse to handle the matter.

Article 18

         If the entrusted loans involve long distance transactions, the Agent may further entrust the matter to an office of the Industrial and Commercial Bank of China at the place of the Borrower. The Agent shall be liable for the acts of the other ICBC office.

Article 19

         The Agent shall assist the Principal in seeking timely repayment of the principal and payment of interest thereon. Within five business days after receiving each payment of the principal and interest of the loans, the Agent shall transfer to the Principal's designated account the full amount of the Principal's entitlement.

Article 20

         The Agent shall collect service charges from the Principal as agreed upon in Article 8 hereunder.

Article 21

         When the Borrower fails to repay the entrusted loans when due, the Agent shall serve timely notice on the Principal, and shall urge the Borrower to repay the loans in writing before the limitation of actions runs out. When the loans are guaranteed loans, the Agent shall urge the guarantor to repay the loans in writing within the term of the guaranty.

Article 22

         When the Agent is instructed by the Principal in writing to lodge a suit against the Borrower who has failed to pay the principal and interests of a loan when due, the Agent shall file a suit as instructed; in the absence of such written instruction, the Agent has no obligation to sue the Borrower.

Article 23

         When the entrusted loans can not be repaid because of Borrower's bankruptcy or otherwise, the Agent may stop performing its obligations and responsibilities of the agency agreement pursuant to the Principal's written notice, and write off the amount of such loans against the entrusted funds, whereupon the service charges shall stop accruing. In the absence of such written notice, the Agent shall have the right to write off such loans as bad debts three years after the expiration of the entrusted loans, and the Principal shall assume all liabilities in connection therewith.

Article 24

         In performing its obligations in connection with the entrusted loans, the Agent shall timely report to the Principal with regard to the giving out and management of the loans as well as collection thereof (by requests urging repayment or by litigation). In particular, the Agent shall timely report to the Principal with regard to the Borrower's business and financial conditions and any major event that is likely to affect or carries a significant weight on the security of the loans, and take proper measures in accordance with the instructions of the Principal.

                       Chapter Three Liability for Breach

Article 25

         The Principal shall assume all liabilities which arise from the sources of the entrusted funds, the recipient of the loans, illegitimacy of the uses, etc.

Article 26

         When the Principal fails to pay service charges timely, the Agent is entitled to a penalty computed at the daily rate of 1% of the amount due. The Agent shall have the right to set off the unpaid service charges and penalties directly against the Principal's other accounts or directly against the principal and interests of the entrusted loans. (?)

         When the Principal fails to pay or refuse to pay the service charges for over six months, the Agent shall have the right to set off the amount of such service charges against the recouped entrusted funds, at the peril of the Principal. (?)

Article 27

         When the Principal sustains losses as a consequence of the Agent's failure to give out entrusted loans as required hereunder or under the Entrusted Loan Contract and the Notice for Extending Entrusted Loans hereunder, the Agent shall assume all liabilities resulting therefrom.

Article 28

         When the Principal sustains losses as a consequence of the Agent's failure to transfer the funds as agreed upon hereunder or under the Entrusted Loans Contract after it has collected the principal and interests of the loans from the Borrower, the Agent shall assume all liabilities resulting therefrom.

                          Chapter Four Other Provisions

Article 29  Method of Dispute Resolution

         The parties shall seek to settle their disputes arising out of the performance of this agreement through consultation. When they are unable to settle the dispute through consultation, they may choose (2) from among those listed below:

(1)      Submit the dispute to _____ (an arbitration committee) for arbitration;
(2)      Institute a legal action at the court at the place of the Agent.

Article 30 Other Provisions (to the extent that they do not contravene any other provisions hereof, and do not affect the substantive rights and obligations of the parties):


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 31

         Matters not covered hereunder shall be dealt with in accordance with relevant laws, regulations and financial rules of the People's Republic of China.

Article 32

         This agreement shall become effective when the seals of the Principal and Agent, as well as the signatures and seals of the parties' legal or authorized representatives, are affixed to it. This agreement shall automatically become invalid when all the required payments hereunder have been paid in full.

Article 33

         This agreement shall have three counterparts, with one for the Principal and two for the Agent.

Principal (Seal): Guangxi Yuchai Machinery Company Ltd.
Legal (Authorized) Representative: (signature)  Yang Weizhong
Date:  November 8, 2004

Agent (Seal): Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Legal (Authorized) Representative:  (signature) (illegible)

Date:  November 8, 2004

                                                                      Exhibit 26

                              Letter of Entrustment

                                   No.: 2004-1

Principal: Guangxi Yuchai Machinery Company Ltd.

Agent:
Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China

         Pursuant to the Agency Agreement dated November 8, 2004 between the Principal and the Agent (filed as 2004-weituo-1), the two parties agree to the following after consultation:

1. The Principal entrusts the Agent with the job of entering into an entrusted loans contract with and giving out loans to Yuchai Marketing Company (the "Borrower").

2. The Principal designates Guangxi Yuchai Machinery State Holding Company and Coomber Investments Limited as Borrower's guarantors (the "Guarantors", collectively).

3. The Principal shall take upon itself relevant matters of the guaranty for the above loans, and enter into a guaranty contract with the Guarantors, which guaranty contract shall be in the standard form used by the Industrial and Commercial Bank of China.

4. The rights and obligations of the Principal, the Agent, the Borrower and the Guarantors shall be governed by the Agency Agreement, the Entrusted Loans Agreement and the Guaranty Agreement.

5. This agreement shall become effective when the seals of the Principal and Agent as well as the signatures of the parties' legal or authorized representatives are affixed to it.

6. This agreement shall have two counterparts, with one for the Principal, and one for the Agent.

Principal:  Guangxi Yuchai Machinery Company Ltd. (Seal)
Legal (Authorized) Representative:  Yang Weizhong
Date: November 20, 2004

Agent:
Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
(Seal)
Responsible Officer:  (signature illegible)
Date:  November 20, 2004

                                                                      Exhibit 27

Attachment II

                             Entrusted Loan Contract
                             No.: 2004 (Jiangnan)-1

This contract is entered into on December 2, 2004 by the following three parties:

Principal: Guangxi Yuchai Machinery Company Ltd.
Legal Representative:  Wang Jianming
Domicile: 88 Tianqiaoxi Road, Yuling,       Postal Code: 537005
Contact Person: Huang Yun                   Tel.:  0775-3287114

Agent:
Name: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Legal Representative: He Jun
Domicile: 5 Yuchai Drive, Yuling            Postal Code: 537005
Contact Person:  Chen  (?)                  Tel.: 3821452

Borrower:
Name:    Yuchai Marketing Company
Legal Representative:  Wang Jianming
Domicile: 37 Zhongshanbei Road, Guiling,    Postal Code: 541000
Contact Person: Chen Bowei                  Tel.:  0773-5852239

         Pursuant to the Agency Agreement dated November 8, 2004 (filed as 2004-weituo-1) between the Principal and Agent, the Agent agrees to act upon the authorization of the Principal and give out this entrusted loan, at the request of the Borrower. The Principal, Agent and Borrower hereby enter into the following agreement after friendly negotiations, for compliance by all the parties.

         Chapter One Amount, Interest Rate, Terms of Entrusted Loan, Other
Matters

Article 1       Currency and Amount

         This loan will be in ______ (currency), in the amount of one hundred million yuan (RMB100,000,000). If the amounts stated in letters and in numerical figures are different, that in letters shall control (and this applies to similar situations hereafter). This loan will be an entrusted loan.

Article 2 Interest Rate and Method of Computing Interest (Choose one and strike out the others).

         The annual interest rate for this entrusted loan is 5.58%, and interest shall be computed daily and settled monthly. The date of settlement shall be the 20th day of each month. Interest on loans due and not yet paid shall/shall not be compounded.

Article 3       Term

         The term of this entrusted loan shall be twelve months starting from December 2, 2004 to December 1, 2005. In the event that the Borrower, with consent of the Principal, repays the loan ahead of schedule, the interest shall accrue on the basis of the actual days and amount of the loan used.

Article 4       Use of the Loan

         The entrusted loan hereunder shall be used as working capital.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 5       Plan for Use of the Loan

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 6       Repayment

         The plan and method of Borrower's repayment of the loan are as follows:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         The Borrower shall remit the principal and interest of the loan to the bank account designated by Principal.

Article 7       Guaranty

         The guarantors for the entrusted loan designated by Principal shall be Guangxi Yuchai Machinery State Holding Company and Coomber Investments Limited, who shall be jointly and severally liable for the debt. The Guaranty Contract is attached hereto.

Article 8       Extension

         After negotiation and agreement, the Principal, Agent and Borrower may enter into a loan extension agreement (at least) ten days before the expiration of the term.

            Chapter Two Responsibilities and Obligations of Principal

Article 9

         The Principal shall deposit the full amount of an entrusted fund into the Agent's account for entrusted funds, and require that the Agent transfer the money to Borrower's account within two days thereafter.

Article 10

         The principal shall supervise by itself (or entrust the Agent to supervise) the Borrower's use of the entrusted loans (please strike out the part not chosen). Matters to be supervised by the Agent on behalf of the Principal are listed below (Tick the items chosen and cross the other items):

x Monitor whether the Borrower's use of the loan conforms to the stipulated use hereunder;
x        Monitor the progress of the project in question;
x Assist the Principal in monitoring the production, operation and management of the Borrower;
x Assist the Principal in monitoring the production, operation and management of the Guarantors;
x Assist in safekeeping of the collateral hereunder (See Mortgage Contract No. ______);
x Assist in safekeeping of the pledges and title papers hereunder (See Pledge Contract No. _____).

Article 11

         When the Principal consents to Borrower's repayment of the loan ahead of schedule, it shall notify the Agent in writing and request that the Agent complete relevant procedures of such early repayment for the Borrower.

Article 12

         The Principal requests that the collected principal and interest of the loans shall be remitted to the following account:

Account Owner:    Guangxi Yuchai Machinery Company Ltd.
Bank: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Account No.: 2111704009221000863

Article 13

         In the event that the Borrower fails to pay timely the principal and interest of the loan, the Principal shall have the right to request that the Agent deduct the amount directly from Borrower's account.

Article 14

         If the loan hereunder is a guaranteed loan, the Principal shall examine by itself the Guarantors' capabilities as guarantor, the ownership and value of the collateral or pledge, and the feasibility of enforcing creditor's rights to such collateral or pledge. The Agent shall have no obligation whatsoever to examine the above.

         For extension of a guaranteed loan, the Principal shall obtain prior approval from the guarantors, and shall give a ten-day written prior notice instructing the Agent to renew the guaranty contract with the Guarantors to cover the extended term of the guaranteed loan.

         Expenses incurred in completing relevant matters of the guaranty shall be borne by the Principal.

Article 15

         When the Borrower's business deteriorates, or when other abnormal conditions emerge which will put the entrusted funds in jeopardy, the Principal shall have the right to request that the Agent assists it in taking back the entrusted funds before they are due.

Article 16

         The Principal shall have the right to seek payment of the principal and interest of the loan directly from the Borrower or institute a legal action against the Borrower for such payment.

             Chapter Three Responsibilities and Obligations of Agent

Article 17

         After checking the contents of the Notice for Extending Entrusted Loans against the loan contract, and finding that the available entrusted funds are sufficient, the Agent shall complete the procedures for releasing the funds.

Article 18

         The Agent shall act pursuant to the Principal's request and timely transfer the amounts paid by the Borrower as principal and interests of the loan to the account of the Principal, and shall indicate in the fund transfer voucher the use of such principal and interest (?).

Article 19

         In the event that, during the term of the contract, the Borrower fails to pay timely the principal and interest of the loan due to poor management, destruction or loss of the collateral or pledge, or engages in illegal business operations, the Agent may terminate this contract before its expiration at the request of the Principal, and deduct such principal and interest directly from Borrower's account.

Article 20

         The Agent shall timely serve written notice on the Borrower urging the latter to pay the principal and interest of the loan in a timely manner. Where the Borrower is indeed unable to repay the loan, the Agent shall serve written notice, within the term of the guaranty, on the Guarantors urging such payment, and shall report to the Principal its efforts at seeking payment from the Borrower and the Guarantors.

Article 21

         When the Agent and the Borrower are not in the same locality, the Agent may entrust part of the entrusted business to an office of the Industrial and Commercial Bank of China at the place of the Borrower. The Agent shall be liable for the acts of such ICBC office.

Article 22

         In cases where the Agent accepts the entrustment of the Principal to supervise the use of the loans, the supervision measures shall be :


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 23

         If the loan hereunder is a guaranteed loan, the Agent shall enter a matching guaranty contract with the guarantors designated by the Principal, pursuant to the written notice from the Principal, and shall complete necessary procedures for notarization and registration. The Agent shall have the right to seek payment from the Principal of the expenses incurred in connection with the guaranty.

            Chapter Four Responsibilities and Obligations of Borrower

Article 24

         The Borrower shall open a basic account or a general-purpose deposit account at an office of the Agent, for the purpose of borrowing the loan, repaying the principal of the loan, and paying the interest thereof.

Article 25

         Before using the loan, the Borrower shall provide to the Agent a debt instrument or a sequence thereof in accordance with the plan for the use of the loan previously agreed upon.

Article 26

         The Borrower shall use the entrusted loan for purposes previously agreed upon, and shall not use the loan for other purposes.

Article 27

         Before the date of settlement or repayment agreed upon hereunder, the Borrower shall put sufficient funds in its account at the Agent to pay the principal and interests which are due, and pay the principal and interests (at the rate agreed upon) according to the schedule agreed upon.

Article 28

         During the term of the contract, the Borrower shall subject itself to the examination and supervision of the Principal or the Agent on the use of the loan. The Borrower shall provide, in a timely fashion, relevant financial and accounting statements and other materials required by the Principal or the Agent.

Article 29

         The Borrower shall serve a 60-day prior written notice on the Principal and Agent informing them of any decision regarding any major investment, any incorporating procedure, any contract or lease, any joint operation, any merger or consolidation, any spin-off, any equity or cooperative joint venture with a foreign party, any non-gratuitous transfer of ownership rights, or any application for dissolution, etc., that may occur during the term of the contract.

Article 30

         When the Borrower seeks to repay the loan ahead of schedule, it shall submit a written application to the Principal/Agent and obtain written approval from the Principal 15 days before the contemplated date of repayment.

Article 31

         When the Borrower seeks to extend the term of the loan, it shall submit a written application to the Principal and obtain written approval therefrom 30 days before the expiration of the term of the loan.

Article 32

         The Borrower shall accept the legal standing of the office to which the Agent re-entrusts the business of the entrusted loan and shall undertake to perform all relevant obligations owing to such office.

                        Chapter Five Liability for Breach

Article 33

         When the Borrower uses the loan for purposes other than those agreed upon, in addition to the interest rate for the loan hereunder, the Agent shall be entitled to seek a penalty pursuant to the instruction of the Principal, and such penalty shall be computed on the basis of the amount in question, the actual days of breach and an additional daily rate of 0.1/oo.

Article 34

         When the Borrower fails to pay the principal and interest of the loan in a timely fashion, in addition to the interest rate for the loan hereunder, the Agent shall be entitled to seek a penalty pursuant to the instruction of the Principal, and such penalty shall be computed on the basis of the amount in question, the actual days of breach and an additional daily rate of 0.1/oo.

Article 35

         When the Agent fails to release the loan according to the schedule and amount agreed upon, the Principal shall be entitled to seek a penalty from the Agent, and such penalty shall be computed on the basis of the amount in question, the actual days of breach, and a daily rate of 0.1/oo.

Article 36

         If the Borrower fits into any of the following descriptions during the term of the contract, it shall be deemed to have breached the contract, and the Agent shall have the right to withhold the loan pursuant to the written instruction of the Principal, take back the loan ahead of schedule, or deduct the principal and interest of the loan directly from the account of the Borrower, without having to serve prior notice on the Borrower.

(1) fails to repay the principal and to pay the interest of the loan in the manner agreed upon herein;

(2)      does not use the fund for the purpose agreed upon;

(3) fails to repay a loan which is overdue after the Agent's urges for repayment;

(4) fails to provide financial statements and other materials as required by the Principal or the Agent, or provides untruthful financial statements and other materials;

(5) is involved in a major dispute which is the subject of pending litigation, arbitration or other legal procedures.

Article 37

         If the Principal fails to pay timely the service charges or other expenses in connection with guaranty or litigation, the Agent shall have the right to deduct the amount directly from the Principal's account, or directly from the principal and interest payments made by the Borrower.

                          Chapter Six Other Provisions

Article 38      Effective Delivery

         All notices and instructions hereunder shall be in writing. Delivery of such notices and instructions by hand or through mail shall be deemed effective on the date of the receipt signed by the receiving party. Delivery by fax shall be deemed effective on the date when the receiving party's faxed acknowledgement is received by the sender.

Article 39      Modification and Termination

         When any of the Principal, Agent and Borrower seeks to modify the contract terms after this contract becomes effective, the parties shall endeavor to resolve the problem through negotiation, provided, however, that the provisions under the Agency Agreement filed as 2004-weituo-1 between the Principal and Agent, and those under the Notice for Extending Entrusted Loans dated December 2, 2004, as well as the laws and regulations of the State, are not violated. If the proposed modification involves the Guarantors, written consent from the Guarantors is required.

Article 40      Dispute Resolution

         The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (2) from among those listed below:

(1)      Submit the dispute to _____ (an arbitration committee) for arbitration;
(2)      Institute a legal action at the court at the place of the Agent.

Article 41

         Other Provisions agreed upon between the Principal, the Agent and the Borrower (to the extent that they do not contravene any other provisions hereof, and do not affect the substantive rights and obligations of the parties):

Article 23 hereof shall be modified and shall read as follows:
--------------------------------------------------------------
If the loan hereunder is a guaranteed loan, the Principal shall enter into a
----------------------------------------------------------------------------
guaranty contract on its own with the designated guarantors.
------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 42      Matters Not covered Hereunder

         Matters not covered hereunder shall be dealt with in accordance with relevant laws, regulations and financial rules of the People's Republic of China.

Article 43      Effectiveness

         This agreement shall become effective when seals and signatures of the legal or authorized representatives of the Principal, the Agent and the Borrower are affixed to it. This agreement shall be automatically terminated when the principal and interests of the loan hereunder have been paid in full by the Borrower.

Article 44      Component Parts

         Notices for Extending Loans, debt instruments and the Guaranty Contracts relating to this contract, as well as relevant supplementary provisions to the loan contract amended upon consent of the three parties, shall be component parts of this contract and are of the same legal effect as this contract.

Article 45      Counterparts

         This agreement shall have three counterparts, with one for the Principal, one for the Agent and one for the Borrower.

Principal:  (seal) Guangxi Yuchai Machinery Company Ltd.
Legal (Authorized) Representative: (signature)  Yang Weizhong
Date: December 2, 2004

Agent: (seal) Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Legal (Authorized) Representative:  (signature) (illegible)
Date:  December 2, 2004

Borrower: (seal) Yuchai Marketing Company
Legal (Authorized) Representative: (signature)  Hou Jun
Date: December 2, 2004

                                                                      Exhibit 28

Attachment 3

                      Notice for Extending Entrusted Loans
                             Filed as 2004-weitong-1

To: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of
China

Dear Sirs:

Pursuant to our Agency Agreement with our bank filed as 2004-weituo-1 and the Entrusted Loan Contract filed as 2004-jiangnan-000001, we hereby request that you release the entrusted loan to the designated borrower Yuchai Marketing Company on December 2, 2004:

1.       Currency of the Loan:  Renminbi
2.       Amount: RMB100, 000,000 (one hundred million yuan)
3.       Annual Interest Rate: 5.58%
4.       Use:  as working capital
5.       Borrower's Account: 2111704019221009064
6. Confirmed by Guarantors Guangxi Yuchai Machinery State Holding Company and Coomber Investments Limited


Principal:  Guangxi Yuchai Machinery Company Ltd.
Legal (Authorized) Representative:  Yang Weizhong (signature)

Date:    December 2, 2004

                                                                      Exhibit 29


                                                                    Coomber 1122
                                         Industrial and Commercial Bank of China
                                                                  Guangxi Branch





                                Guaranty Contract












                                  January 2004

Table of Contents

Article 1        Representations and Warranties of Party A

Article 2        Type and Amount of Guaranteed Debt

Article 3        Term of Borrower's Repayment Obligation under the Main Contract

Article 4        Method of Guaranty

Article 5        Scope of Guaranty

Article 6        Term of Guaranty

Article 7        Party A's Rights and Obligations

Article 8        Party B's Rights and Obligations

Article 9        Liability for Breach

Article 10       Effectiveness, Modification, Rescission and Termination

Article 11       Dispute Resolution

Article 12       Other Matters Agreed Upon

Article 13       Miscellaneous Provisions

                                Guaranty Contract

                            Contract No.: 2004-ku-001


Guarantor (Party A):   Coomber Investments Limited
Domicile (Address):
Legal Representative:  Qing Xiaocong

Creditor (Party B):    Guangxi Yuchai Machinery Company Ltd.
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative (Principal Officer):  Wang Jianming

         To ensure the performance of the borrower's obligations under the loan agreement (the "Main Contract") filed as 2004-jiangnan-000001 and dated December 2, 2004 between Yuchai Marketing Company (the "Borrower") and Party B hereof, Party A is willing to provide guaranty for Party B. Party A and Party B, after negotiation on the basis of equality and in accordance with the Contract Law, the Security Law and other relevant laws and regulations, enter into this contract to clarify the rights and obligations of the parties. Before entering into this contract, Party B has explained to Party A its terms, and Party A is fully aware of its contents.

Article 1  Representations and Warranties of Party A

1.1 Party A has the legal standing under Chinese law to act as a guarantor and may provide guaranty for other parties.

1.2 Party A has sufficient capability to assume the obligations under the guaranty, which shall not be reduced or excused due to any order, any change in its financial condition, or any agreement with any other entity.

1.3      Party A is fully aware of the Borrower's intended uses of the loan
         ------------------------------------------------------------------
         under the Main Contract, and provides the guaranty for the Borrower
         -------------------------------------------------------------------
         under the Main Contract out of its own free will. All its statements
         --------------------------------------------------------------------
         and representations hereunder are free from any falsehood.
         ----------------------------------------------------------

1.4      In the event that the Borrower fails to pay the principal and interest
         ----------------------------------------------------------------------
         of the loan under the Main Contract or other related expenses as
         ----------------------------------------------------------------
         required under the Main Contract, Party B may seek payment directly
         -------------------------------------------------------------------
         from Party A, and Party A hereby authorizes Party B to transfer the
         -------------------------------------------------------------------
         relevant amount from Party A's account at Party B (?).
         ------------------------------------------------------

Article 2  Type and Amount of Guaranteed Debt

2.1 The guaranteed debt covered by this contract is the loan given out by Party B pursuant to the Main Contract, in the amount of RMB100,000,000.

Article 3  Term of Borrower's Repayment Obligation under the Main Contract

3.1 The term for performance of the Main Contract shall be twelve months from December 2, 2004 to December 1, 2005, unless modified in the Main Contract.

Article 4  Method of Guaranty

4.1 The guaranty provided hereunder is one under which the guarantor shall have joint and several liability.

Article 5  Scope of Guaranty

5.1 The scope of this guarantee contract shall cover the principal and interest, compounded interest, interest as penalty, liquidated damages, compensations, expenses for enforcing creditor's rights, and all other payable expenses under the Main Contract.

Article 6  Term of Guaranty

6.1 The term of guaranty hereunder shall be two years starting from the day following the due date of the loan under the Main Contract.

6.2 In cases where the loan under the Main Contract becomes due in installments, the term of guaranty for each installment of the loan is two years starting from the day following the due date of the respective installment.

6.3 In the event that Party B gets repayment of the loan ahead of schedule in a manner provided for in the Main Contract, the term of guaranty is two years starting from the day following the date of repayment in Party B's notice to the Borrower.

Article 7  Party A's Rights and Obligations

7.1 Party A shall provide relevant materials at Party B's request, and ensure that they are authentic and valid.

7.2 Upon receiving letters and other documents from Party B urging repayment of the loan, Party A shall be obligated to sign a receipt and mail such receipt within three days thereafter.

7.3 Party A shall timely serve notice on Party B if any of the following occurs to it:

7.3.1 Any change in its mode of operation, such as contracting its business to others, lease, joint operation, consolidation or merger, spin-off, incorporation, forming an equity or cooperative joint venture with a foreign party, etc.;

7.3.2    Any change in its business scope, registered capital or equity holding;

7.3.3 Deterioration of its financial condition, or involvement in material economic dispute;

7.3.4 Bankruptcy, suspension of business, dissolution, involuntary reorganization, revocation or cancellation of its business license;

7.3.5    Any change in its domicile, telephone number or legal representative.

7.4 For occurrences described under 7.3.1 and 7.3.2, Party A shall serve a 30-day prior notice on Party B, and for other occurrences described under 7.3, Party A shall notify Party B within five days after the occurrence.

7.5      In cases when Party B and the Borrower intend to modify the Main
         ----------------------------------------------------------------
         Contract by entering into a modification agreement, Party A's consent
         ---------------------------------------------------------------------
         is not required, and Party A shall remain to be jointly and severally
         ---------------------------------------------------------------------
         liable to the extent provided for herein, except when the contemplated
         ----------------------------------------------------------------------
         modification involves an extension of the term or an increase in the
         --------------------------------------------------------------------
         amount of the loan.
         -------------------

7.6 In cases where Party B assigns its rights as creditor under the Main Contract to a third party during the term of this contract, Party A shall continue to be jointly and severally liable to the extent provided for herein.

7.7 Party B's interest shall be protected against any form of guaranty provided by Party A to any third party during the term hereunder.

7.8 Party A shall ensure that all its liabilities hereunder will be properly taken care of in spite of any spin-off, merger, incorporation or other events that may occur during the term of this contract.

7.9 Party A shall be released from any liability hereunder when the Borrower repays in full all the debts under the Main Contract.

Article 8  Party B's Rights and Obligations

8.1 Party B shall have the right to require that Party A provide relevant documents to prove its legal standing and valid existence.

8.2 Party B shall have the right to require that Party A provide financial statements and other materials to prove its credit standing.

8.3 Party B shall have the right to require that Party A assume its joint and several liability pursuant to this contract when Party B has not received any or full repayment upon the expiration of the term to repay the debt under the Main Contract.

8.4 If any of the following occurs, Party B shall have the right to notify Party A in writing and request that Party A assume its liability as guarantor ahead of schedule, and Party A shall perform its obligations as guarantor within ten days after receiving such notice;

8.4.1    Party B duly rescinds the Main Contract in a manner prescribed therein;

8.4.2 Party B takes back its loan ahead of schedule under any other circumstances prescribed in the Main Contract.

8.5      Party B shall serve timely notice on Party A if Party B duly assigns
         --------------------------------------------------------------------
         its rights as creditor under the Main Contract to a third party during
         ----------------------------------------------------------------------
         the term of this contract.
         --------------------------

Article 9  Liability for Breach

9.1 Party A shall be liable for compensations if it makes false representations or statements in Article 1 hereunder and causes damages or losses to Party B.

9.2 After this contract becomes effective, both Party A and Party B shall undertake to perform all their respective obligations. If either party fails to perform its obligations in part or in whole, it shall be held liable for the breach and shall indemnify the other party against any losses resulting from such breach.

9.3      If this contract becomes invalid due to Party A's fault, Party A shall
         ----------------------------------------------------------------------
         indemnify Party B for all of the resulting losses sustained by Party B
         ----------------------------------------------------------------------
         to the extent of Party A's liability as guarantor hereunder.
         ------------------------------------------------------------

Article 10  Effectiveness, Modification, Rescission and Termination

10.1 This contract shall become effective when the signatures and seals of Party A and Party B are affixed to it, and shall remain effective until the Borrower has paid in full the principal of the loan under the Main Contract, its interest, compounded interest, interest as penalty, liquidated damages and compensations, expenses in connection with enforcement of creditor's rights, and all other payable expenses.

10.2     This contract is an independent contact separate from the Main
         --------------------------------------------------------------
         Contract. It shall not lose its validity because of the invalidity of
         ---------------------------------------------------------------------
         the loan contract. Party A shall remain to be jointly and severally
         -------------------------------------------------------------------
         liable pursuant to this contract even if the Main Contract is invalid.
         ----------------------------------------------------------------------

10.3 Neither party shall be allowed to freely modify or rescind the contract after it becomes effective. When modification or rescission is called for, the parties shall enter into a written agreement after negotiation. Until such written agreement is entered into, this contract will remain effective.

Article 11  Dispute Resolution

11.1 The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (11.1.2) from among those listed below:

11.1.1   Submit the dispute to _____ (an arbitration committee) for arbitration;

11.1.2   Institute a legal action at the court at the place of Party B.

Article 12  Other Matters Agreed Upon

12.1 Party A shall make timely, comprehensive and accurate disclosures to Party B regarding its affiliates and affiliated transactions. Party B shall have the right to take remedial measures prescribed hereunder or provided for in laws and regulations, if Party A fails to make such disclosures, or if any of the following occurs to Party A or any of its affiliates and threatens to affect adversely Party A's performance of its obligations hereunder.

(1)      Financial deterioration of any of Party A's affiliates;
(2) Party A or any of its affiliates is being duly investigated, prosecuted or penalized by judicial or administrative authorities such as the tax department or the SAIC as the tax department or the SAIC;
(3) Change of control in the relationship between Party A and any of its affiliates;
(4) Any material economic dispute, lawsuit or arbitration procedure that involves or is likely to involve Party A or any of its affiliates;
(5) Any abnormal change in Party A's major individual investors or key officers, or any investigative action against or any order to restrict the freedom of such persons, duly taken by the judicial department for alleged crimes;
(6) Any other occurrence to Party A's affiliates that threatens to affect Party A adversely.

         An "affiliate" hereunder shall mean any of the following, in accordance with "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions":

(1) Any other enterprise which controls or is controlled, directly or indirectly, by Party A, or together with which Party A is under the common control of a third party;
(2)      Any joint venture enterprise to which Party A is an investor;
(3)      Any enterprise with which Party A has some joint business operations;
(4) Any individual investor to or any key officers of Party A, or close family members thereof;
(5) Any other enterprise directly controlled by any of Party A's major individual investors or key officers, or close family members thereof.

         Any other term used in this article shall have the same meaning as that ascribed to it in "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions".

12.2
         -----------------------------------------------------------------------

12.3
         -----------------------------------------------------------------------

12.4
         -----------------------------------------------------------------------

12.5
         -----------------------------------------------------------------------

12.6
         -----------------------------------------------------------------------

12.7
         -----------------------------------------------------------------------

Article 13  Miscellaneous Provisions

13.1 This contract shall have five counterparts, with one for Party A, one for Party B, one for the Group Company, and two for the Agent (?).




--------------------------------------------------------------------------------
Party A (seal):                         |    Party B (seal):
Coomber Investments Limited             |    Guangxi Yuchai Machinery  Company
                                        |
                                        |
                                        |
--------------------------------------------------------------------------------
Legal (Authorized) Representative:      |    Legal (Authorized) Representative:
Qing Xiaocong                           |    Yang Weizhong
                                        |
                                        |
                                        |
--------------------------------------------------------------------------------
December 2, 2004                        |    December 2, 2004
--------------------------------------------------------------------------------

                                                                      Exhibit 30

                                         Industrial and Commercial Bank of China
                                                                  Guangxi Branch





                                Guaranty Contract













                                  January 2004

Table of Contents

Article 1        Representations and Warranties of Party A

Article 2        Type and Amount of Guaranteed Debt

Article 3        Term of Borrower's Repayment Obligation under the Main Contract

Article 4        Method of Guaranty

Article 5        Scope of Guaranty

Article 6        Term of Guaranty

Article 7        Party A's Rights and Obligations

Article 8        Party B's Rights and Obligations

Article 9        Liability for Breach

Article 10       Effectiveness, Modification, Rescission and Termination

Article 11       Dispute Resolution

Article 12       Other Matters Agreed Upon

Article 13       Miscellaneous Provisions

                                Guaranty Contract

                           Contract No.: 2004-jisi-001


Guarantor (Party A):   Guangxi Yuchai Machinery State Holding Company
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative:  Wang Jianming

Creditor (Party B):    Guangxi Yuchai Machinery Company Ltd.
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative (Principal Officer):  Wang Jianming

         To ensure the performance of the Borrower's obligations under the loan agreement (the "Main Contract") filed as 2004-jiangnan-1 and dated December 2, 2004 between Yuchai Marketing Company (the "Borrower") and Party B hereof, Party A is willing to provide guaranty for Party B. Party A and Party B, after negotiation on the basis of equality and in accordance with the Contract Law, the Security Law and other relevant laws and regulations, enter into this contract to clarify the rights and obligations of the parties. Before entering into this contract, Party B has explained to Party A its terms; and Party A is fully aware of its contents.

Article 1  Representations and Warranties of Party A

1.1 Party A has the legal standing under Chinese law to act as a guarantor and may provide guaranty for other parties.

1.2 Party A has sufficient capability to assume the obligations under the guaranty, which shall not be reduced or excused due to any order, any change in its financial condition, or any agreement with any other entity.

1.3      Party A is fully aware of the Borrower's intended uses of the loan
         ------------------------------------------------------------------
         under the Main Contract, and provides the guaranty for the Borrower
         -------------------------------------------------------------------
         under the Main Contract out of its own free will. All its statements
         --------------------------------------------------------------------
         and representations hereunder are free from any falsehood.
         ----------------------------------------------------------

1.4      In the event that the Borrower fails to pay the principal and interest
         ----------------------------------------------------------------------
         of the loan under the Main Contract or other related expenses as
         ----------------------------------------------------------------
         required under the Main Contract, Party B may seek payment directly
         -------------------------------------------------------------------
         from Party A, and Party A hereby authorizes Party B to transfer the
         -------------------------------------------------------------------
         relevant amount from Party A's account at Party B (?).
         ------------------------------------------------------

Article 2  Type and Amount of Guaranteed Debt

2.1 The guaranteed debt covered by this contract is the loan given out by Party B pursuant to the Main Contract, in the amount of RMB100,000,000.

Article 3  Term of Borrower's Repayment Obligation under the Main Contract

3.1 The term for performance of the Main Contract shall be twelve months starting from December 2, 2004 to December 1, 2005, unless modified in the Main Contract.

Article 4  Method of Guaranty

4.1 The guaranty provided hereunder is one under which the guarantor shall have joint and several liability.

Article 5  Scope of Guaranty

5.1 The scope of this guarantee contract shall cover the principal and interest, compounded interest, interest as penalty, liquidated damages, compensations, expenses for enforcing creditor's rights, and all other payable expenses under the Main Contract.

Article 6  Term of Guaranty

6.1 The term of guaranty hereunder shall be two years starting from the day following the due date of the loan under the Main Contract.

6.2 In cases where the loan under the Main Contract becomes due in installments, the term of guaranty for each installment of the loan is two years starting from the day following the due date of the respective installment.

6.3 In the event that Party B gets repayment of the loan ahead of schedule in a manner provided for in the Main Contract, the term of guaranty is two years starting from the day following the date of repayment in Party B's notice to the Borrower.

Article 7  Party A's Rights and Obligations

7.1 Party A shall provide relevant materials at Party B's request, and ensure that they are authentic and valid.

7.2 Upon receiving letters and other documents from Party B urging repayment of the loan, Party A is obligated to sign a receipt and mail such receipt within three days thereafter.

7.3 Party A shall timely serve notice on Party B if any of the following occurs to it:

7.3.1 Any change in its mode of operation, such as contracting its business to others, lease, joint operation, consolidation or merger, spin-off, incorporation, forming an equity or cooperative joint venture with a foreign party, etc.;

7.3.2    Any change in its business scope, registered capital or equity holding;

7.3.3 Deterioration of its financial condition, or involvement in material economic dispute;

7.3.4 Bankruptcy, suspension of business, dissolution, involuntary reorganization, revocation or cancellation of its business license;

7.3.5    Any change in its domicile, telephone number or legal representative.

7.4 For occurrences described under 7.3.1 and 7.3.2, Party A shall serve a 30-day prior notice on Party B, and for other occurrences described under 7.3, Party A shall notify Party B within five days after the occurrence.

7.5      In cases when Party B and the Borrower intend to modify the Main
         ----------------------------------------------------------------
         Contract by entering into a modification agreement, Party A's consent
         ---------------------------------------------------------------------
         is not required, and Party A shall remain to be jointly and severally
         ---------------------------------------------------------------------
         liable to the extent provided for herein, except when the contemplated
         ----------------------------------------------------------------------
         modification involves an extension of the term or an increase in the
         --------------------------------------------------------------------
         amount of the loan.
         -------------------

7.6 In cases where Party B assigns its rights as creditor under the Main Contract to a third party during the term of this contract, Party A shall continue to be jointly and severally liable to the extent provided for herein.

7.7 Party B's interest shall be protected against any form of guaranty provided by Party A to any third party during the term hereunder.

7.8 Party A shall ensure that all its liabilities hereunder will be properly taken care of in spite of any spin-off, merger, incorporation or other events that may occur during the term of this contract.

7.9 Party A shall be released from any liability hereunder when the Borrower repays in full all the debts under the Main Contract.

Article 8  Party B's Rights and Obligations

8.1 Party B shall have the right to require that Party A provide relevant documents to prove its legal standing and valid existence.

8.2 Party B shall have the right to require that Party A provide financial statements and other materials to prove its credit standing.

8.3 Party B shall have the right to require that Party A assume its joint and several liability pursuant to this contract when Party B has not received any or full repayment upon the expiration of the term to repay the debt under the Main Contract.

8.4 If any of the following occurs, Party B shall have the right to notify Party A in writing and request that Party A assume its liability as guarantor ahead of schedule, and Party A shall perform its obligations as guarantor within ten days after receiving such notice;

8.4.1    Party B duly rescinds the Main Contract in a manner prescribed therein;

8.4.2 Party B takes back its loan ahead of schedule under any other circumstances prescribed in the Main Contract.

8.5      Party B shall serve timely notice on Party A if Party B duly assigns
         --------------------------------------------------------------------
         its rights as creditor under the Main Contract to a third party during
         ----------------------------------------------------------------------
         the term of this contract.
         --------------------------

Article 9  Liability for Breach

9.1 Party A shall be liable for compensations if it makes false representations or statements in Article 1 hereunder and causes damages or losses to Party B.

9.2 After this contract becomes effective, both Party A and Party B shall undertake to perform all their respective obligations. If either party fails to perform its obligations in part or in whole, it shall be held liable for the breach and shall indemnify the other party against any losses resulting from such breach.

9.3      If this contract becomes invalid due to Party A's fault, Party A shall
         ----------------------------------------------------------------------
         indemnify Party B for all of the resulting losses sustained by Party B
         ----------------------------------------------------------------------
         to the extent of Party A's liability as guarantor hereunder.
         ------------------------------------------------------------

Article 10  Effectiveness, Modification, Rescission and Termination

10.1 This contract shall become effective when the signatures and seals of Party A and Party B are affixed to it, and shall remain effective until the Borrower has paid in full the principal of the loan under the Main Contract, its interest, compounded interest, interest as penalty, liquidated damages and compensations, expenses in connection with enforcement of creditor's rights, and all other payable expenses.

10.2     This contract is an independent contact separate from the Main
         --------------------------------------------------------------
         Contract. It shall not lose its validity because of the invalidity of
         ---------------------------------------------------------------------
         the loan contract. Party A shall remain to be jointly and severally
         -------------------------------------------------------------------
         liable pursuant to this contract even if the Main Contract is invalid.
         ----------------------------------------------------------------------

10.3 Neither party shall be allowed to freely modify or rescind the contract after it becomes effective. When modification or rescission is called for, the parties shall enter into a written agreement after negotiation. Until such written agreement is entered into, this contract will remain effective.

Article 11  Dispute Resolution

11.1 The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (11.1.2) from among those listed below:

11.1.1   Submit the dispute to _____ (an arbitration committee) for arbitration;

11.1.2   Institute a legal action at the court at the place of Party B.

Article 12  Other Matters Agreed Upon

12.1 Party A shall make timely, comprehensive and accurate disclosures to Party B regarding its affiliates and affiliated transactions. Party B shall have the right to take remedial measures prescribed hereunder or provided for in laws and regulations, if Party A fails to make such disclosures, or if any of the following occurs to Party A or any of its affiliates and threatens to affect adversely Party A's performance of its obligations hereunder.

(1)      Financial deterioration of any of Party A's affiliates;
(2) Party A or any of its affiliates is being duly investigated, prosecuted or penalized by judicial or administrative authorities such as the tax department or the SAIC;
(3) Change of control in the relationship between Party A and any of its affiliates;
(4) Any material economic dispute, lawsuit or arbitration procedure that involves or is likely to involve Party A or any of its affiliates;
(5) Any abnormal change in Party A's major individual investors or key officers, or any investigative action against or any order to restrict the freedom of such persons, duly taken by the judicial department for alleged crimes;
(6) Any other occurrence to Party A's affiliates that threatens to affect Party A adversely.

         An "affiliate" hereunder shall mean any of the following, in accordance with "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions":

(1) Any other enterprise which controls or is controlled, directly or indirectly, by Party A, or together with which Party A is under the common control of a third party;
(2)      Any joint venture enterprise to which Party A is an investor;
(3)      Any enterprise with which Party A has some joint business operations;
(4) Any individual investor to or any key officers of Party A, or close family members thereof;
(5) Any other enterprise directly controlled by any of Party A's major individual investors or key officers, or close family members thereof.

         Any other term used in this article shall have the same meaning as that ascribed to it in "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions".

12.2
         -----------------------------------------------------------------------

12.3
         -----------------------------------------------------------------------

12.4
         -----------------------------------------------------------------------

12.5
         -----------------------------------------------------------------------

12.6
         -----------------------------------------------------------------------

12.7
         -----------------------------------------------------------------------

Article 13  Miscellaneous Provisions

13.1 This contract shall have five counterparts, with one for Party A, one for Party B, one for Coomber Investments, and two for the Agent (?).




Party A (seal):                               Party B (seal):
Guangxi Yuchai Machinery State
  Holding Company                             Guangxi Yuchai Machinery Company



Legal (Authorized) Representative:            Legal (Authorized) Representative:
(Signature Illegible)                         Yang Weizhong



December 2, 2004                              December 2, 2004

                                                                      Exhibit 31

Attachment II

                             Entrusted Loan Contract
                             No.: 2004 (Jiangnan)-2

         This contract is entered into on December 3, 2004 by the following three parties:

Principal: Guangxi Yuchai Machinery Company Ltd.
Legal Representative:  Wang Jianming
Domicile: 88 Tianqiaoxi Road, Yuling,       Postal Code: 537005
Contact Person: Huang Yun                   Tel.:  0775-3287114

Agent:
Name: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Legal Representative: He Jun
Domicile: 5 Yuchai Drive, Yuling            Postal Code: 537005
Contact Person:  Chen (?)                   Tel.: 3821452

Borrower:
Name:    Yuchai Marketing Company
Legal Representative:  Wang Jianming
Domicile: 37 Zhongshanbei Road, Guiling,    Postal Code: 541000
Contact Person: Chen Bowei                  Tel.:  0773-5852239


         Pursuant to the Agency Agreement dated November 8, 2004 (filed as 2004-weituo-1) between the Principal and Agent, the Agent agrees to act upon the authorization of the Principal and give out this entrusted loan, at the request of the Borrower. The Principal, Agent and Borrower hereby enter into the following agreement after friendly negotiations, for compliance by all the parties.

    Chapter One Amount, Interest Rate, Terms of Entrusted Loan, Other Matters

Article 1       Currency and Amount

         This loan will be in ______ (currency), in the amount of one hundred and five million yuan (RMB105,000,000). If the amounts stated in letters and in numerical figures are different, that in letters shall control (and this applies to similar situations hereafter). This loan will be an entrusted loan.

Article 2 Interest Rate and Method of Computing Interest (Choose one and strike out the others).

         The annual interest rate for this entrusted loan is 5.58%, and interest shall be computed daily and settled monthly. The date of settlement shall be the 20th day of each month. Interest on loans due and not yet paid shall/shall not be compounded.

Article 3       Term

         The term of this entrusted loan shall be twelve months starting from December 3, 2004 to December 2, 2005. In the event that the Borrower, with consent of the Principal, repays the loan ahead of schedule, the interest shall accrue on the basis of the actual days and amount of the loan used.

Article 4       Use of the Loan

         The entrusted loan hereunder shall be used as working capital.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 5       Plan for Use of the Loan

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 6       Repayment

         The plan and method of Borrower's repayment of the loan are as follows:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         The Borrower shall remit the principal and interest of the loan to the bank account designated by Principal.

Article 7       Guaranty

         The guarantors for the entrusted loan designated by Principal shall be Guangxi Yuchai Machinery State Holding Company and Coomber Investments Limited, who shall be jointly and severally liable for the debt. The Guaranty Contract is attached hereto.

Article 8       Extension

         After negotiation and agreement, the Principal, Agent and Borrower may enter into a loan extension agreement (at least) ten days before the expiration of the term.

            Chapter Two Responsibilities and Obligations of Principal

Article 9

         The Principal shall deposit the full amount of an entrusted fund into the Agent's account for entrusted funds, and require that the Agent transfer the money to Borrower's account within two days thereafter.

Article 10

         The principal shall supervise by itself (or entrust the Agent to supervise) the Borrower's use of the entrusted loans (please strike out the part not chosen). Matters to be supervised by the Agent on behalf of the Principal are listed below (Tick the items chosen and cross the other items):

x Monitor whether the Borrower's use of the loan conforms to the stipulated use hereunder;
x        Monitor the progress of the project in question;
x Assist the Principal in monitoring the production, operation and management of the Borrower;
x Assist the Principal in monitoring the production, operation and management of the Guarantors;
x Assist in safekeeping of the collateral hereunder (See Mortgage Contract No. ______);
x Assist in safekeeping of the pledges and title papers hereunder (See Pledge Contract No. _____).

Article 11

         When the Principal consents to Borrower's repayment of the loan ahead of schedule, it shall notify the Agent in writing and request that the Agent complete relevant procedures of such early repayment for the Borrower.

Article 12

         The Principal requests that the collected principal and interest of the loans shall be remitted to the following account:

Account Owner:    Guangxi Yuchai Machinery Company Ltd.
Bank: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Account No.: 2111704009221000863

Article 13

         In the event that the Borrower fails to pay timely the principal and interest of the loan, the Principal shall have the right to request that the Agent deduct the amount directly from Borrower's account.

Article 14

         If the loan hereunder is a guaranteed loan, the Principal shall examine by itself the Guarantors' capabilities as guarantor, the ownership and value of the collateral or pledge, and the feasibility of enforcing creditor's rights to such collateral or pledge. The Agent shall have no obligation whatsoever to examine the above.

         For extension of a guaranteed loan, the Principal shall obtain prior approval from the guarantors, and shall give a ten-day written prior notice instructing the Agent to renew the guaranty contract with the Guarantors to cover the extended term of the guaranteed loan.

         Expenses incurred in completing relevant matters of the guaranty shall be borne by the Principal.

Article 15

         When the Borrower's business deteriorates, or when other abnormal conditions emerge which will put the entrusted funds in jeopardy, the Principal shall have the right to request that the Agent assists it in taking back the entrusted funds before they are due.

Article 16

         The Principal shall have the right to seek payment of the principal and interest of the loan directly from the Borrower or institute a legal action against the Borrower for such payment.

             Chapter Three Responsibilities and Obligations of Agent

Article 17

         After checking the contents of the Notice for Extending Entrusted Loans against the loan contract, and finding that the available entrusted funds are sufficient, the Agent shall complete the procedures for releasing the funds.

Article 18

         The Agent shall act pursuant to the Principal's request and timely transfer the amounts paid by the Borrower as principal and interests of the loan to the account of the Principal, and shall indicate in the fund transfer voucher the use of such principal and interest (?).

Article 19

         In the event that, during the term of the contract, the Borrower fails to pay timely the principal and interest of the loan due to poor management, destruction or loss of the collateral or pledge, or engages in illegal business operations, the Agent may terminate this contract before its expiration at the request of the Principal, and deduct such principal and interest directly from Borrower's account.

Article 20

         The Agent shall timely serve written notice on the Borrower urging the latter to pay the principal and interest of the loan in a timely manner. Where the Borrower is indeed unable to repay the loan, the Agent shall serve written notice, within the term of the guaranty, on the Guarantors urging such payment, and shall report to the Principal its efforts at seeking payment from the Borrower and the Guarantors.

Article 21

         When the Agent and the Borrower are not in the same locality, the Agent may entrust part of the entrusted business to an office of the Industrial and Commercial Bank of China at the place of the Borrower. The Agent shall be liable for the acts of such ICBC office.

Article 22

         In cases where the Agent accepts the entrustment of the Principal to supervise the use of the loans, the supervision measures shall be :


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 23

         If the loan hereunder is a guaranteed loan, the Agent shall enter a matching guaranty contract with the guarantors designated by the Principal, pursuant to the written notice from the Principal, and shall complete necessary procedures for notarization and registration. The Agent shall have the right to seek payment from the Principal of the expenses incurred in connection with the guaranty.

            Chapter Four Responsibilities and Obligations of Borrower

Article 24

         The Borrower shall open a basic account or a general-purpose deposit account at an office of the Agent, for the purpose of borrowing the loan, repaying the principal of the loan, and paying the interest thereof.

Article 25

         Before using the loan, the Borrower shall provide to the Agent a debt instrument or a sequence thereof in accordance with the plan for the use of the loan previously agreed upon.

Article 26

         The Borrower shall use the entrusted loan for purposes previously agreed upon, and shall not use the loan for other purposes.

Article 27

         Before the date of settlement or repayment agreed upon hereunder, the Borrower shall put sufficient funds in its account at the Agent to pay the principal and interests which are due, and pay the principal and interests (at the rate agreed upon) according to the schedule agreed upon.

Article 28

         During the term of the contract, the Borrower shall subject itself to the examination and supervision of the Principal or the Agent on the use of the loan. The Borrower shall provide, in a timely fashion, relevant financial and accounting statements and other materials required by the Principal or the Agent.

Article 29

         The Borrower shall serve a 60-day prior written notice on the Principal and Agent informing them of any decision regarding any major investment, any incorporating procedure, any contract or lease, any joint operation, any merger or consolidation, any spin-off, any equity or cooperative joint venture with a foreign party, any non-gratuitous transfer of ownership rights, or any application for dissolution, etc., that may occur during the term of the contract.

Article 30

         When the Borrower seeks to repay the loan ahead of schedule, it shall submit a written application to the Principal/Agent and obtain written approval from the Principal 15 days before the contemplated date of repayment.

Article 31

         When the Borrower seeks to extend the term of the loan, it shall submit a written application to the Principal and obtain written approval therefrom 30 days before the expiration of the term of the loan.

Article 32

         The Borrower shall accept the legal standing of the office to which the Agent re-entrusts the business of the entrusted loan and shall undertake to perform all relevant obligations owing to such office.

                        Chapter Five Liability for Breach

Article 33

         When the Borrower uses the loan for purposes other than those agreed upon, in addition to the interest rate for the loan hereunder, the Agent shall be entitled to seek a penalty pursuant to the instruction of the Principal, and such penalty shall be computed on the basis of the amount in question, the actual days of breach and an additional daily rate of 0.1/oo.

Article 34

         When the Borrower fails to pay the principal and interest of the loan in a timely fashion, in addition to the interest rate for the loan hereunder, the Agent shall be entitled to seek a penalty pursuant to the instruction of the Principal, and such penalty shall be computed on the basis of the amount in question, the actual days of breach and an additional daily rate of 0.1/oo.

Article 35

         When the Agent fails to release the loan according to the schedule and amount agreed upon, the Principal shall be entitled to seek a penalty from the Agent, and such penalty shall be computed on the basis of the amount in question, the actual days of breach, and a daily rate of 0.1/oo.

Article 36

         If the Borrower fits into any of the following descriptions during the term of the contract, it shall be deemed to have breached the contract, and the Agent shall have the right to withhold the loan pursuant to the written instruction of the Principal, take back the loan ahead of schedule, or deduct the principal and interest of the loan directly from the account of the Borrower, without having to serve prior notice on the Borrower.

(1) fails to repay the principal and to pay the interest of the loan in the manner agreed upon herein;

(2)      does not use the fund for the purpose agreed upon;

(3) fails to repay a loan which is overdue after the Agent's urges for repayment;

(4) fails to provide financial statements and other materials as required by the Principal or the Agent, or provides untruthful financial statements and other materials;

(5) is involved in a major dispute which is the subject of pending litigation, arbitration or other legal procedures.

Article 37

         If the Principal fails to pay timely the service charges or other expenses in connection with guaranty or litigation, the Agent shall have the right to deduct the amount directly from the Principal's account, or directly from the principal and interest payments made by the Borrower.

                          Chapter Six Other Provisions

Article 38      Effective Delivery

         All notices and instructions hereunder shall be in writing. Delivery of such notices and instructions by hand or through mail shall be deemed effective on the date of the receipt signed by the receiving party. Delivery by fax shall be deemed effective on the date when the receiving party's faxed acknowledgement is received by the sender.

Article 39      Modification and Termination

         When any of the Principal, Agent and Borrower seeks to modify the contract terms after this contract becomes effective, the parties shall endeavor to resolve the problem through negotiation, provided, however, that the provisions under the Agency Agreement filed as 2004-weituo-1 between the Principal and Agent, and those under the Notice for Extending Entrusted Loans dated December 3, 2004, as well as the laws and regulations of the State, are not violated. If the proposed modification involves the Guarantors, written consent from the Guarantors is required.

Article 40      Dispute Resolution

         The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (2) from among those listed below:

(1)      Submit the dispute to _____ (an arbitration committee) for arbitration;
(2)      Institute a legal action at the court at the place of the Agent.

Article 41

         Other Provisions agreed upon between the Principal, the Agent and the Borrower (to the extent that they do not contravene any other provisions hereof, and do not affect the substantive rights and obligations of the parties):

Article 23 hereof shall be modified and shall read as follows:
--------------------------------------------------------------
If the loan hereunder is a guaranteed loan, the Principal shall enter into a
----------------------------------------------------------------------------
guaranty contract on its own with the designated guarantors.
------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Article 42      Matters Not covered Hereunder

         Matters not covered hereunder shall be dealt with in accordance with relevant laws, regulations and financial rules of the People's Republic of China.

Article 43      Effectiveness

         This agreement shall become effective when seals and signatures of the legal or authorized representatives of the Principal, the Agent and the Borrower are affixed to it. This agreement shall be automatically terminated when the principal and interests of the loan hereunder have been paid in full by the Borrower.

Article 44      Component Parts

         Notices for Extending Loans, debt instruments and the Guaranty Contracts relating to this contract, as well as relevant supplementary provisions to the loan contract amended upon consent of the three parties, shall be component parts of this contract and are of the same legal effect as this contract.

Article 45      Counterparts

         This agreement shall have three counterparts, with one for the Principal, one for the Agent and one for the Borrower.

Principal:  (seal) Guangxi Yuchai Machinery Company Ltd.
Legal (Authorized) Representative: (signature)  Yang Weizhong
Date: December 3, 2004

Agent: (seal) Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of China
Legal (Authorized) Representative:  (signature) (illegible)
Date:  December 3, 2004

Borrower: (seal) Yuchai Marketing Company
Legal (Authorized) Representative: (signature)  Hou Jun
Date: December 3, 2004

                                                                      Exhibit 32

Attachment 3

                      Notice for Extending Entrusted Loans
                             Filed as 2004-weitong-2

To: Jiangnan Branch, Yuling Municipality, Industrial and Commercial Bank of
China

Dear Sirs:

Pursuant to our Agency Agreement with your bank filed as 2004-weituo-1 and the Entrusted Loan Contract filed as 2004-jiangnan-000002, we hereby request that you release the entrusted loan to the designated borrower Yuchai Marketing Company on December 3, 2004:

1.       Currency of the Loan:  Renminbi
2.       Amount: RMB105, 000,000 (one hundred and five million yuan)
3.       Annual Interest Rate: 5.58%
4.       Use:  as working capital
5.       Borrower's Account: 2111704019221009064
6. Confirmed by Guarantors Guangxi Yuchai Machinery State Holding Company and Coomber Investments Limited


Principal:  Guangxi Yuchai Machinery Company Ltd.
Legal (Authorized) Representative:  Yang Weizhong (signature)

Date:    December 3, 2004

                                                                      Exhibit 33

                                                                     Coomber 105
                                         Industrial and Commercial Bank of China
                                                                  Guangxi Branch





                                Guaranty Contract













                                  January 2004

Table of Contents

Article 1        Representations and Warranties of Party A

Article 2        Type and Amount of Guaranteed Debt

Article 3        Term of Borrower's Repayment Obligation under the Main Contract

Article 4        Method of Guaranty

Article 5        Scope of Guaranty

Article 6        Term of Guaranty

Article 7        Party A's Rights and Obligations

Article 8        Party B's Rights and Obligations

Article 9        Liability for Breach

Article 10       Effectiveness, Modification, Rescission and Termination

Article 11       Dispute Resolution

Article 12       Other Matters Agreed Upon

Article 13       Miscellaneous Provisions

                                Guaranty Contract

                            Contract No.: 2004-Ku-002


Guarantor (Party A):   Coomber Investments Limited
Domicile (Address):
Legal Representative:  Qing Xiaocong

Creditor (Party B):    Guangxi Yuchai Machinery Company Ltd.
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative (Principal Officer):  Wang Jianming

         To ensure the performance of the borrower's obligations under the loan agreement (the "Main Contract") filed as 2004-jiangnan-000002 and dated December 3, 2004 between Yuchai Marketing Company (the "Borrower") and Party B hereof, Party A is willing to provide guaranty for Party B. Party A and Party B, after negotiation on the basis of equality and in accordance with the Contract Law, the Security Law and other relevant laws and regulations, enter into this contract to clarify the rights and obligations of the parties. Before entering into this contract, Party B has explained to Party A its terms; and Party A is fully aware of itscontents.

Article 1  Representations and Warranties of Party A

1.1 Party A has the legal standing under Chinese law to act as a guarantor and may provide guaranty for other parties.

1.2 Party A has sufficient capability to assume the obligations under the guaranty, which shall not be reduced or excused due to any order, any change in its financial condition, or any agreement with any other entity.

1.3      Party A is fully aware of the Borrower's intended uses of the loan
         ------------------------------------------------------------------
         under the Main Contract, and provides the guaranty for the Borrower
         -------------------------------------------------------------------
         under the Main Contract out of its own free will. All its statements
         --------------------------------------------------------------------
         and representations hereunder are free from any falsehood.
         ----------------------------------------------------------

1.4      In the event that the Borrower fails to pay the principal and interest
         ----------------------------------------------------------------------
         of the loan under the Main Contract or other related expenses as
         ----------------------------------------------------------------
         required under the Main Contract, Party B may seek payment directly
         -------------------------------------------------------------------
         from Party A, and Party A hereby authorizes Party B to transfer the
         -------------------------------------------------------------------
         relevant amount from Party A's account at Party B (?).
         ------------------------------------------------------

Article 2  Type and Amount of Guaranteed Debt

2.1 The guaranteed debt covered by this contract is the loan given out by Party B pursuant to the Main Contract, in the amount of RMB105,000,000.

Article 3  Term of Borrower's Repayment Obligation under the Main Contract

3.1 The term for performance of the Main Contract shall be twelve months starting from December 3, 2004 to December 2, 2005, unless modified in the Main Contract.

Article 4  Method of Guaranty

4.1 The guaranty provided hereunder is one under which the guarantor shall have joint and several liability.

Article 5  Scope of Guaranty

5.1 The scope of this guarantee contract shall cover the principal and interest, compounded interest, interest as penalty, liquidated damages, compensations, expenses for enforcing creditor's rights, and all other payable expenses under the Main Contract.

Article 6  Term of Guaranty

6.1 The term of guaranty hereunder shall be two years starting from the day following the due date of the loan under the Main Contract.

6.2 In cases where the loan under the Main Contract becomes due in installments, the term of guaranty for each installment of the loan is two years starting from the day following the due date of the respective installment.

6.3 In the event that Party B gets repayment of the loan ahead of schedule in a manner provided for in the Main Contract, the term of guaranty is two years starting from the day following the date of repayment in Party B's notice to the Borrower.

Article 7  Party A's Rights and Obligations

7.1 Party A shall provide relevant materials at Party B's request, and ensure that they are authentic and valid.

7.2 Upon receiving letters and other documents from Party B urging repayment of the loan, Party A is obligated to sign a receipt and mail such receipt within three days thereafter.

7.3 Party A shall timely serve notice on Party B if any of the following occurs to it:

7.3.1 Any change in its mode of operation, such as contracting its business to others, lease, joint operation, consolidation or merger, spin-off, incorporation, forming an equity or cooperative joint venture with a foreign party, etc.;

7.3.2    Any change in its business scope, registered capital or equity holding;

7.3.3 Deterioration of its financial condition, or involvement in material economic dispute;

7.3.4 Bankruptcy, suspension of business, dissolution, involuntary reorganization, revocation or cancellation of its business license;

7.3.5    Any change in its domicile, telephone number or legal representative.

7.4 For occurrences described under 7.3.1 and 7.3.2, Party A shall serve a 30-day prior notice on Party B, and for other occurrences described under 7.3, Party A shall notify Party B within five days after the occurrence.

7.5      In cases when Party B and the Borrower intend to modify the Main
         ----------------------------------------------------------------
         Contract by entering into a modification agreement, Party A's consent
         ---------------------------------------------------------------------
         is not required, and Party A shall remain to be jointly and severally
         ---------------------------------------------------------------------
         liable to the extent provided for herein, except when the contemplated
         ----------------------------------------------------------------------
         modification involves an extension of the term or an increase in the
         --------------------------------------------------------------------
         amount of the loan.
         -------------------

7.6 In cases where Party B assigns its rights as creditor under the Main Contract to a third party during the term of this contract, Party A shall continue to be jointly and severally liable to the extent provided for herein.

7.7 Party B's interest shall be protected against any form of guaranty provided by Party A to any third party during the term hereunder.

7.8 Party A shall ensure that all its liabilities hereunder will be properly taken care of in spite of any spin-off, merger, incorporation or other events that may occur during the term of this contract.

7.9 Party A shall be released from any liability hereunder when the Borrower repays in full all the debts under the Main Contract.

Article 8  Party B's Rights and Obligations

8.1 Party B shall have the right to require that Party A provide relevant documents to prove its legal standing and valid existence.

8.2 Party B shall have the right to require that Party A provide financial statements and other materials to prove its credit standing.

8.3 Party B shall have the right to require that Party A assume its joint and several liability pursuant to this contract when Party B has not received any or full repayment upon the expiration of the term to repay the debt under the Main Contract.

8.4 If any of the following occurs, Party B shall have the right to notify Party A in writing and request that Party A assume its liability as guarantor ahead of schedule, and Party A shall perform its obligations as guarantor within ten days after receiving such notice;

8.4.1    Party B duly rescinds the Main Contract in a manner prescribed therein;

8.4.2 Party B takes back its loan ahead of schedule under any other circumstances prescribed in the Main Contract.

8.5      Party B shall serve timely notice on Party A if Party B duly assigns
         --------------------------------------------------------------------
         its rights as creditor under the Main Contract to a third party during
         ----------------------------------------------------------------------
         the term of this contract.
         --------------------------

Article 9  Liability for Breach

9.1 Party A shall be liable for compensations if it makes false representations or statements in Article 1 hereunder and causes damages or losses to Party B.

9.2 After this contract becomes effective, both Party A and Party B shall undertake to perform all their respective obligations. If either party fails to perform its obligations in part or in whole, it shall be held liable for the breach and shall indemnify the other party against any losses resulting from such breach.

9.3      If this contract becomes invalid due to Party A's fault, Party A shall
         ----------------------------------------------------------------------
         indemnify Party B for all of the resulting losses sustained by Party B
         ----------------------------------------------------------------------
         to the extent of Party A's liability as guarantor hereunder.
         ------------------------------------------------------------

Article 10  Effectiveness, Modification, Rescission and Termination

10.1 This contract shall become effective when the signatures and seals of Party A and Party B are affixed to it, and shall remain effective until the Borrower has paid in full the principal of the loan under the Main Contract, its interest, compounded interest, interest as penalty, liquidated damages and compensations, expenses in connection with enforcement of creditor's rights, and all other payable expenses.

10.2     This contract is an independent contact separate from the Main
         --------------------------------------------------------------
         Contract. It shall not lose its validity because of the invalidity of
         ---------------------------------------------------------------------
         the loan contract. Party A shall remain to be jointly and severally
         -------------------------------------------------------------------
         liable pursuant to this contract even if the Main Contract is invalid.
         ----------------------------------------------------------------------

10.3 Neither party shall be allowed to freely modify or rescind the contract after it becomes effective. When modification or rescission is called for, the parties shall enter into a written agreement after negotiation. Until such written agreement is entered into, this contract will remain effective.

Article 11  Dispute Resolution

11.1 The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (11.1.2) from among those listed below:

11.1.1   Submit the dispute to _____ (an arbitration committee) for arbitration;

11.1.2   Institute a legal action at the court at the place of Party B.

Article 12  Other Matters Agreed Upon

12.1 Party A shall make timely, comprehensive and accurate disclosures to Party B regarding its affiliates and affiliated transactions. Party B shall have the right to take remedial measures prescribed hereunder or provided for in laws and regulations, if Party A fails to make such disclosures, or if any of the following occurs to Party A or any of its affiliates and threatens to affect adversely Party A's performance of its obligations hereunder.

(1)      Financial deterioration of any of Party A's affiliates;
(2) Party A or any of its affiliates is being duly investigated, prosecuted or penalized by judicial or administrative authorities such as the tax department or the SAIC;
(3) Change of control in the relationship between Party A and any of its affiliates;
(4) Any material economic dispute, lawsuit or arbitration procedure that involves or is likely to involve Party A or any of its affiliates;
(5) Any abnormal change in Party A's major individual investors or key officers, or any investigative action against or any order to restrict the freedom of such persons, duly taken by the judicial department for alleged crimes;
(6) Any other occurrence to Party A's affiliates that threatens to affect Party A adversely.

         An "affiliate" hereunder shall mean any of the following, in accordance with "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions":

(1) Any other enterprise which controls or is controlled, directly or indirectly, by Party A, or together with which Party A is under the common control of a third party;
(2)      Any joint venture enterprise to which Party A is an investor;
(3)      Any enterprise with which Party A has some joint business operations;
(4) Any individual investor to or any key officers of Party A, or close family members thereof;
(5) Any other enterprise directly controlled by any of Party A's major individual investors or key officers, or close family members thereof.

         Any other term used in this article shall have the same meaning as that ascribed to it in "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions".

12.2
         -----------------------------------------------------------------------

12.3
         -----------------------------------------------------------------------

12.4
         -----------------------------------------------------------------------

12.5
         -----------------------------------------------------------------------

12.6
         -----------------------------------------------------------------------

12.7
         -----------------------------------------------------------------------

Article 13  Miscellaneous Provisions

13.1 This contract shall have five counterparts, with one for Party A, one for Party B, one for the Group Company, and two for the Agent (?).




Party A (seal):                               Party B (seal):
Coomber Investments Limited                   Guangxi Yuchai Machinery  Company



Legal (Authorized) Representative:            Legal (Authorized) Representative:
Qing Xiaocong                                 Yang Weizhong



December 3, 2004                              December 3, 2004

                                                                      Exhibit 34


                                                                       Jisi 0512
                                         Industrial and Commercial Bank of China
                                                                  Guangxi Branch





                                Guaranty Contract
















                                  January 2004

Table of Contents

Article 1        Representations and Warranties of Party A

Article 2        Type and Amount of Guaranteed Debt

Article 3        Term of Borrower's Repayment Obligation under the Main Contract

Article 4        Method of Guaranty

Article 5        Scope of Guaranty

Article 6        Term of Guaranty

Article 7        Party A's Rights and Obligations

Article 8        Party B's Rights and Obligations

Article 9        Liability for Breach

Article 10       Effectiveness, Modification, Rescission and Termination

Article 11       Dispute Resolution

Article 12       Other Matters Agreed Upon

Article 13       Miscellaneous Provisions

                                Guaranty Contract

                           Contract No.: 2004-jisi-001


Guarantor (Party A):   Guangxi Yuchai Machinery State Holding Company
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative:  Wang Jianming

Creditor (Party B):    Guangxi Yuchai Machinery Company Ltd.
Domicile (Address):    Yuchai Drive, Yuling
Legal Representative (Principal Officer):  Wang Jianming

         To ensure the performance of the borrower's obligations under the loan agreement (the "Main Contract") filed as 2004-jiangnan-000002 and dated December 3, 2004 between Yuchai Marketing Company (the "Borrower") and Party B hereof, Party A is willing to provide guaranty for Party B. Party A and Party B, after negotiation on the basis of equality and in accordance with the Contract Law, the Security Law and other relevant laws and regulations, enter into this contract to clarify the rights and obligations of the parties. Before entering into this contract, Party B has explained to Party A its terms; and Party A is fully aware of itscontents.

Article 1  Representations and Warranties of Party A

1.1 Party A has the legal standing under Chinese law to act as a guarantor and may provide guaranty for other parties.

1.2 Party A has sufficient capability to assume the obligations under the guaranty, which shall not be reduced or excused due to any order, any change in its financial condition, or any agreement with any other entity.

1.3      Party A is fully aware of the Borrower's intended uses of the loan
         ------------------------------------------------------------------
         under the Main Contract, and provides the guaranty for the Borrower
         -------------------------------------------------------------------
         under the Main Contract out of its own free will. All its statements
         --------------------------------------------------------------------
         and representations hereunder are free from any falsehood.
         ----------------------------------------------------------

1.4      In the event that the Borrower fails to pay the principal and interest
         ----------------------------------------------------------------------
         of the loan under the Main Contract or other related expenses as
         ----------------------------------------------------------------
         required under the Main Contract, Party B may seek payment directly
         -------------------------------------------------------------------
         from Party A, and Party A hereby authorizes Party B to transfer the
         -------------------------------------------------------------------
         relevant amount from Party A's account at Party B (?).
         ------------------------------------------------------

Article 2  Type and Amount of Guaranteed Debt

2.1 The guaranteed debt covered by this contract is the loan given out by Party B pursuant to the Main Contract, in the amount of RMB105,000,000.

Article 3  Term of Borrower's Repayment Obligation under the Main Contract

3.1 The term for performance of the Main Contract shall be twelve months starting from December 3, 2004 to December 2, 2005, unless modified in the Main Contract.

Article 4  Method of Guaranty

4.1 The guaranty provided hereunder is one under which the guarantor shall have joint and several liability.

Article 5  Scope of Guaranty

5.1 The scope of this guarantee contract shall cover the principal and interest, compounded interest, interest as penalty, liquidated damages, compensations, expenses for enforcing creditor's rights, and all other payable expenses under the Main Contract.

Article 6  Term of Guaranty

6.1 The term of guaranty hereunder shall be two years starting from the day following the due date of the loan under the Main Contract.

6.2 In cases where the loan under the Main Contract becomes due in installments, the term of guaranty for each installment of the loan is two years starting from the day following the due date of the respective installment.

6.3 In the event that Party B gets repayment of the loan ahead of schedule in a manner provided for in the Main Contract, the term of guaranty is two years starting from the day following the date of repayment in Party B's notice to the Borrower.

Article 7  Party A's Rights and Obligations

7.1 Party A shall provide relevant materials at Party B's request, and ensure that they are authentic and valid.

7.2 Upon receiving letters and other documents from Party B urging repayment of the loan, Party A is obligated to sign a receipt and mail such receipt within three days thereafter.

7.3 Party A shall timely serve notice on Party B if any of the following occurs to it:

7.3.1 Any change in its mode of operation, such as contracting its business to others, lease, joint operation, consolidation or merger, spin-off, incorporation, forming an equity or cooperative joint venture with a foreign party, etc.;

7.3.2    Any change in its business scope, registered capital or equity holding;

7.3.3 Deterioration of its financial condition, or involvement in material economic dispute;

7.3.4 Bankruptcy, suspension of business, dissolution, involuntary reorganization, revocation or cancellation of its business license;

7.3.5    Any change in its domicile, telephone number or legal representative.

7.4 For occurrences described under 7.3.1 and 7.3.2, Party A shall serve a 30-day prior notice on Party B, and for other occurrences described under 7.3, Party A shall notify Party B within five days after the occurrence.

7.5      In cases when Party B and the Borrower intend to modify the Main
         ----------------------------------------------------------------
         Contract by entering into a modification agreement, Party A's consent
         ---------------------------------------------------------------------
         is not required, and Party A shall remain to be jointly and severally
         ---------------------------------------------------------------------
         liable to the extent provided for herein, except when the contemplated
         ----------------------------------------------------------------------
         modification involves an extension of the term or an increase in the
         --------------------------------------------------------------------
         amount of the loan.
         -------------------

7.6 In cases where Party B assigns its rights as creditor under the Main Contract to a third party during the term of this contract, Party A shall continue to be jointly and severally liable to the extent provided for herein.

7.7 Party B's interest shall be protected against any form of guaranty provided by Party A to any third party during the term hereunder.

7.8 Party A shall ensure that all its liabilities hereunder will be properly taken care of in spite of any spin-off, merger, incorporation or other events that may occur during the term of this contract.

7.9 Party A shall be released from any liability hereunder when the Borrower repays in full all the debts under the Main Contract.

Article 8  Party B's Rights and Obligations

8.1 Party B shall have the right to require that Party A provide relevant documents to prove its legal standing and valid existence.

8.2 Party B shall have the right to require that Party A provide financial statements and other materials to prove its credit standing.

8.3 Party B shall have the right to require that Party A assume its joint and several liability pursuant to this contract when Party B has not received any or full repayment upon the expiration of the term to repay the debt under the Main Contract.

8.4 If any of the following occurs, Party B shall have the right to notify Party A in writing and request that Party A assume its liability as guarantor ahead of schedule, and Party A shall perform its obligations as guarantor within ten days after receiving such notice;

8.4.1    Party B duly rescinds the Main Contract in a manner prescribed therein;

8.4.2 Party B takes back its loan ahead of schedule under any other circumstances prescribed in the Main Contract.

8.5      Party B shall serve timely notice on Party A if Party B duly assigns
         --------------------------------------------------------------------
         its rights as creditor under the Main Contract to a third party during
         ----------------------------------------------------------------------
         the term of this contract.
         --------------------------

Article 9  Liability for Breach

9.1 Party A shall be liable for compensations if it makes false representations or statements in Article 1 hereunder and causes damages or losses to Party B.

9.2 After this contract becomes effective, both Party A and Party B shall undertake to perform all their respective obligations. If either party fails to perform its obligations in part or in whole, it shall be held liable for the breach and shall indemnify the other party against any losses resulting from such breach.

9.3      If this contract becomes invalid due to Party A's fault, Party A shall
         ----------------------------------------------------------------------
         indemnify Party B for all of the resulting losses sustained by Party B
         ----------------------------------------------------------------------
         to the extent of Party A's liability as guarantor hereunder.
         ------------------------------------------------------------

Article 10  Effectiveness, Modification, Rescission and Termination

10.1 This contract shall become effective when the signatures and seals of Party A and Party B are affixed to it, and shall remain effective until the Borrower has paid in full the principal of the loan under the Main Contract, its interest, compounded interest, interest as penalty, liquidated damages and compensations, expenses in connection with enforcement of creditor's rights, and all other payable expenses.

10.2     This contract is an independent contact separate from the Main
         --------------------------------------------------------------
         Contract. It shall not lose its validity because of the invalidity of
         ---------------------------------------------------------------------
         the loan contract. Party A shall remain to be jointly and severally
         -------------------------------------------------------------------
         liable pursuant to this contract even if the Main Contract is invalid.
         ----------------------------------------------------------------------

10.3 Neither party shall be allowed to freely modify or rescind the contract after it becomes effective. When modification or rescission is called for, the parties shall enter into a written agreement after negotiation. Until such written agreement is entered into, this contract will remain effective.

Article 11  Dispute Resolution

11.1 The parties shall seek to settle their disputes arising out of the performance of this contract through consultation. When they are unable to settle the dispute through consultation, they may choose (11.1.2) from among those listed below:

11.1.1   Submit the dispute to _____ (an arbitration committee) for arbitration;

11.1.2   Institute a legal action at the court at the place of Party B.

Article 12  Other Matters Agreed Upon

12.1 Party A shall make timely, comprehensive and accurate disclosures to Party B regarding its affiliates and affiliated transactions. Party B shall have the right to take remedial measures prescribed hereunder or provided for in laws and regulations, if Party A fails to make such disclosures, or if any of the following occurs to Party A or any of its affiliates and threatens to affect adversely Party A's performance of its obligations hereunder.

(1)      Financial deterioration of any of Party A's affiliates;
(2) Party A or any of its affiliates is being duly investigated, prosecuted or penalized by judicial or administrative authorities such as the tax department or the SAIC;
(3) Change of control in the relationship between Party A and any of its affiliates;
(4) Any material economic dispute, lawsuit or arbitration procedure that involves or is likely to involve Party A or any of its affiliates;
(5) Any abnormal change in Party A's major individual investors or key officers, or any investigative action against or any order to restrict the freedom of such persons, duly taken by the judicial department for alleged crimes;
(6) Any other occurrence to Party A's affiliates that threatens to affect Party A adversely.

         An "affiliate" hereunder shall mean any of the following, in accordance with "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions":

(1) Any other enterprise which controls or is controlled, directly or indirectly, by Party A, or together with which Party A is under the common control of a third party;
(2)      Any joint venture enterprise to which Party A is an investor;
(3)      Any enterprise with which Party A has some joint business operations;
(4) Any individual investor to or any key officers of Party A, or close family members thereof;
(5) Any other enterprise directly controlled by any of Party A's major individual investors or key officers, or close family members thereof.

         Any other term used in this article shall have the same meaning as that ascribed to it in "Accounting Principles for Enterprises: Disclosure of Affiliates and Affiliated Transactions".

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12.5
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12.7
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

Article 13  Miscellaneous Provisions

13.1 This contract shall have five counterparts, with one for Party A, one for Party B, one for Coomber Investments, and two for the Agent (?).




Party A (seal):                               Party B (seal):
Guangxi Yuchai Machinery State
   Holding Company                            Guangxi Yuchai Machinery Company



Legal (Authorized) Representative:            Legal (Authorized) Representative:
(Signature Illegible)                         Yang Weizhong



December 3, 2004                              December 3, 2004